     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1994



                                                       REGISTRATION NO. 33-52811

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               FARAH INCORPORATED
             (Exact name of registrant as specified in its charter)

                    TEXAS                                         74-1061146
       (State or other jurisdiction of               (I.R.S. Employer Identification No.)
                incorporation)

                               FARAH INCORPORATED
                               8889 GATEWAY WEST
                              EL PASO, TEXAS 79925
                                 (915) 593-4444
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------
                                 JAMES C. SWAIM
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               FARAH INCORPORATED
                               8889 GATEWAY WEST
                              EL PASO, TEXAS 79925
                                 (915) 593-4444
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                With copies to:

            DANIEL W. RABUN, ESQ.                          LARRY L. SCHOENBRUN, ESQ.
              BAKER & MCKENZIE                              GARDERE & WYNNE, L.L.P.
              2001 ROSS AVENUE                                  1601 ELM STREET
                 SUITE 4500                                 3000 THANKSGIVING TOWER
             DALLAS, TEXAS 75201                              DALLAS, TEXAS 75201

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                         AMOUNT       PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
TITLE OF SHARES                          TO BE           AGGREGATE           AGGREGATE       REGISTRATION
TO BE REGISTERED                       REGISTERED     PRICE PER SHARE      OFFERING PRICE         FEE
- -----------------------------------------------------------------------------------------------------------
Common Stock, no par value..........   2,990,000(1)      $20.56(2)          $61,474,400         $21,198
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Includes 390,000 shares as to which the Company has granted the Underwriters an option to cover over-allotments.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low sales prices of the common stock on the New York Stock Exchange on March 23, 1994.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                     SUBJECT TO COMPLETION, APRIL 19, 1994

PROSPECTUS
                                2,600,000 SHARES

                               FARAH INCORPORATED
                                  COMMON STOCK

     Of the 2,600,000 shares of Common Stock offered hereby, 1,400,000 shares are being sold by the Company and 1,200,000 shares are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Shareholder. See "Use of Proceeds."


     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "FRA." On April 18, 1994, the closing sale price of the Common
Stock was $     per share. See "Price Range of Common Stock."


     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED PRIOR TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE "INVESTMENT CONSIDERATIONS."
                         ------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                  UNDERWRITING                     PROCEEDS TO
                                    PRICE TO     DISCOUNTS AND     PROCEEDS TO       SELLING
                                     PUBLIC     COMMISSIONS (1)    COMPANY (2)     SHAREHOLDER
- -------------------------------------------------------------------------------------------------
Per Share......................   $                  $                $                $
- -------------------------------------------------------------------------------------------------
Total(3).......................   $                  $                $                $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 390,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."
                         ------------------------------

     The shares of Common Stock are being offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made against payment therefor on or about April   , 1994 at the offices
of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------
                            BEAR, STEARNS & CO. INC.

                 THE DATE OF THIS PROSPECTUS IS APRIL   , 1994.

                                (INSERT PHOTOS)

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the New York Stock Exchange; reports, proxy statements and other information described above can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of that Registration Statement, does not contain all the information set forth in that Registration Statement and the exhibits relating thereto. Statements contained herein concerning the provisions of documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates in this Prospectus by reference the following documents which have been filed with the Commission pursuant to the Exchange Act:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended November 5, 1993;

          (b) The Company's Quarterly Report on Form 10-Q for the three months ended February 4, 1994; and

          (c) The description of the Company's Common Stock as contained in the Company's Registration Statement on Form 8-A, as amended.

     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge, upon written or oral request, to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Farah Incorporated, 8889 Gateway West, El Paso, Texas 79925, telephone number (915) 593-4444, Attn: Corporate Secretary.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting."

                                  THE COMPANY

     Farah Incorporated (the "Company"), founded in 1920, is a leading manufacturer and marketer of apparel for men and boys. The Company's principal products are casual and dress slacks, suit separates, sportcoats and shorts. The Company sells its products under the labels Savane(R), Farah(R), Farah Clothing Company(R) and John Henry(R), and under private labels. The Company has developed product lines targeted to a wide range of retailers, including better department stores and, to a lesser extent, national chains and mass merchants. The Company also manufactures and sells its products in certain markets outside of the United States, primarily the United Kingdom and Australia. Largely as a result of recent growth in its wrinkle resistant casual slacks business, the Company's operating results have improved significantly.

     The Company was the first to use wrinkle resistant technologies in the production and marketing of men's 100% cotton slacks when it introduced "no wrinkles" slacks under its Savane label in 1989. The Company is a leader in that market. Sales of Savane products have increased from $3.6 million in fiscal 1990 to $60.4 million in fiscal 1993, as the Company's no wrinkles process has gained increased acceptance with consumers and retailers. The Savane product line of slacks is sold primarily in better department stores and is targeted principally at the casual wear segment of the men's and boy's apparel market. Most Savane casual slacks use 100% cotton fabrics and are treated with PROCESS 2000(R). PROCESS 2000 is the Company's trademark for the no wrinkles technologies used in its Savane products. As a result of its experience with no wrinkles technologies, the Company believes it currently offers a broader no wrinkles product line than its competitors.

     Key components of the Company's business strategy include:

     - Continuing to expand the offerings of the Savane line of casual slacks by developing no wrinkles products in additional styles, fabrics and finishes. In addition, the Company is introducing new lines of men's dress slacks and slacks for the casual workplace market under the Savane label.

     - Continuing to market and distribute its Savane products primarily to better departments stores. As a result, the Company believes that it may be able to maintain a more consistent margin than other similar products which are sold through several channels of distribution.

     - Introducing new product offerings under the Farah/Farah Clothing Company and John Henry labels using no wrinkles technologies and stain resistant treatments to stimulate sales of these product lines.

     - Licensing third parties to manufacture and market apparel using the Savane trademark, including outerwear, shirts, belts, socks and shoes. The Company entered into its first license agreement in December 1993 with Oxford Industries, Inc. to manufacture and market shirts carrying the Savane and PROCESS 2000 trademarks.

     - Expanding its national media advertising for its Savane products. The Company began its first national television advertising campaign for its Savane products in May 1993 and another campaign was completed in December 1993.

     - Manufacturing the majority of its products for U.S. sales using sources in Mexico and Costa Rica, where labor rates have been below the rates in the United States and where favorable tariff provisions exist.

     - Identifying new foreign markets for the Company's products. The Company is currently reviewing opportunities to expand the Savane line of products in the Continental European market in fiscal 1994.

     The Company is a Texas corporation. Its principal executive offices are located at 8889 Gateway West, El Paso, Texas 79925, and its telephone number is
(915) 593-4444.

                                  THE OFFERING

Common Stock offered by:

  The Company..............  1,400,000 shares

  Selling Shareholder......  1,200,000 shares

Common Stock
outstanding(1):

  Prior to the offering....  8,206,236 shares

  After the offering.......  9,606,236 shares

Use of Proceeds............  To make capital expenditures estimated to be approximately $8.0 million, with the balance being used to reduce indebtedness under the Company's revolving credit agreement, which amount will then be available for general corporate purposes. See "Use of Proceeds."

NYSE Symbol................  FRA

- ---------------

(1) As of March 15, 1994 and excludes (a) 109,138 shares of Common Stock issuable upon conversion of the $1,663,000 in principal amount of outstanding 8.5% convertible subordinated debentures due February 1, 2004 ("Convertible Debentures"), and (b) 407,282 shares of Common Stock issuable upon exercise of outstanding stock options or subject to restricted stock awards. See Note 5 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                           THREE MONTHS ENDED
                                        ------------------------                       FISCAL YEASR ENDED
                                        FEBRUARY 4,   FEBRUARY 5,   --------------------------------------------------------
                                           1994          1993         1993        1992        1991        1990      1989(1)
                                        ----------    ----------    ---------   --------    --------    --------    --------
                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................    $ 51,270      $ 35,316     $ 180,114   $151,990    $151,202    $139,616    $239,047
  Gross profit.......................      15,384        10,640        53,094     38,481      38,894      24,148      55,619
  Factory conversion expenses(2).....          --            --         4,000         --          --          --          --
  Operating income (loss)............       2,496           835         1,722     (3,434)     (2,793)    (17,346)    (11,992)
  Provision for Generra
    bankruptcy(3)....................          --            --            --     (6,146)         --          --          --
  Net income (loss)..................       2,011           604           132     (9,589)     (5,508)     (6,597)    (13,691)
  Net income (loss) per share(4).....        0.25          0.08          0.02      (1.52)      (0.93)      (1.06)      (2.19)
  Weighted average shares
    outstanding......................       8,204         7,318         7,781      6,308       5,927       6,238       6,243


                                                                                                FEBRUARY 4, 1994
                                                                                            -------------------------
                                                                                             ACTUAL    AS ADJUSTED(5)
                                                                                            ---------  --------------
BALANCE SHEET DATA:
  Working capital.........................................................................  $  37,140     $
  Total assets............................................................................    125,048
  Short-term debt, including current maturities of long-term debt.........................     32,245
  Long-term debt, excluding current maturities............................................      2,885
  Shareholders' equity....................................................................     46,971


- ---------------

(1) Operations in the first seven months of fiscal 1989 include Generra Sportswear Company, Inc. ("Generra"), a former subsidiary of the Company sold in fiscal 1989.

(2) The Company incurred approximately $4,000,000 of expenses in fiscal 1993 for conversion of certain sew lines from production of dress to casual products. See Note 1 of Notes to Consolidated Financial Statements.

(3) A $6,146,000 provision for the loss on the Company's investment in Generra was recorded in fiscal 1992 as a result of the bankruptcy of Generra. See
    Note 1 of Notes to Consolidated Financial Statements.

(4) For information concerning the calculation of net income (loss) per share, see Note 1 of Notes to Consolidated Financial Statements.


(5) Adjusted to give effect to the sale by the Company of 1,400,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                           INVESTMENT CONSIDERATIONS

     Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following investment considerations.

HISTORY OF SIGNIFICANT LOSSES

     The Company incurred aggregate net losses of approximately $39,500,000 for the six fiscal years preceding fiscal 1993. However, the Company has reported net income of $2,011,000 for the three months ended February 4, 1994 and $132,000 for fiscal year 1993, including fourth quarter 1993 net income of $3,418,000. The Company's history of net losses was due in large part to the loss of customers resulting from the failure to deliver products in a timely manner. The failure to deliver products resulted primarily from certain strategic decisions made by the Company in the 1980s, including the transition of production from United States factories to offshore factories and a significant increase in the size and complexity of the Company's product line. The Company also lost customers as a result of certain marketing decisions. The Company installed a new management team in the late 1980s which gained full management control of the Company following a proxy contest in 1990. This new management team has addressed the problems with production and refocused the Company's marketing efforts. The Company believes that these problems have been resolved and that it has regained the confidence of its customers. However, there can be no assurance that the Company will be profitable in the future or that the Company will not experience problems in delivering products in a timely manner. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     Competition in the men's and boy's sectors of the apparel industry is intense. The Company competes with many other apparel companies, some of which are larger and have greater financial and other resources than the Company. The Company believes that in order to be successful in its industry, it must be able to evaluate and respond to changing consumer demand and tastes and remain competitive in the areas of style, quality and price while operating within the significant domestic and foreign production and delivery constraints of the industry.

     Several of the Company's competitors have only recently entered the wrinkle resistant casual slacks market. Levi Strauss & Co. ("Levi's"), one of the largest manufacturers of men's casual slacks, has recently introduced a Dockers(R) labelled all cotton wrinkle resistant product line and the Company anticipates that Levi's will devote substantial financial resources to develop and market this new product line. Levi's and certain other competitors have larger financial and marketing resources than the Company and therefore will offer significant competition to the Company's Savane line of products. Such competition could adversely affect the price of the Savane products and result in a reduction of the Company's share of the wrinkle resistant slacks market. This adverse effect may, however, be offset by the expansion of the market caused by increased awareness of wrinkle resistant products. Accordingly, the Company is unable to determine the ultimate effect of this additional competition in this segment of the casual slacks market.

DEPENDENCE ON KEY CUSTOMERS

     The number of major apparel retailers has decreased in recent years, and the retail apparel industry continues to undergo substantial consolidation. The Company could lose a retailer as a customer in the event the retailer is acquired in a consolidation and is required by the acquiring company to change vendors. The Company's ten largest customers accounted for approximately 48% and 56% of the Company's consolidated revenues during the fiscal years 1992 and 1993, respectively. The Company's largest customer, The May Department Stores Company, accounted for approximately 14% and 12% of the Company's consolidated revenues during fiscal years 1992 and 1993, respectively. The loss of the business of one or more of the Company's largest customers could have a material adverse effect on the Company's results of operations. The

Company has no long-term commitments or contracts with any of its customers. See "Business -- Customers."

RELIANCE ON CERTAIN PRODUCTS

     The Company's operating performance is highly dependent on the success of its no wrinkles products. The Company and its competitors are developing new methods of applying wrinkle resistant technologies to garments. The Company could be adversely affected in the event its competitors are able to develop new wrinkle resistant technologies which permit lower cost production of wrinkle resistant garments or which produce products that are preferred by retail customers. The Company could also be adversely affected in the event customers change their acceptance of wrinkle resistant products.

APPAREL INDUSTRY

     The Company, like many of its competitors, sells to major retailers, some of which have engaged in leveraged buyouts or transactions in which such retailers incurred significant amounts of debt, and some of which are currently operating under, or have recently emerged from, the protection of the federal bankruptcy laws. The Company cannot predict to what extent, if any, the current financial condition of such retailers will affect the Company. See
"Business -- Customers."

CONSUMER TRENDS

     The Company believes that its success depends, in part, on its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. While the Company believes that a large portion of its recent success is due to its ability to bring more innovative products to the market than its competitors, there can be no assurance that it will be successful in this regard in the future. The Company attempts to minimize the risk of changing consumer trends and product acceptance by producing basic, year-round core products as opposed to more seasonal products. However, the Company's operating results could be adversely affected if the Company misjudges the market for a number of products or if consumers significantly shift their preference for certain types of products. See "Business -- Business Strategy."

FOREIGN OPERATIONS

     Substantially all of the Company's products are manufactured outside of the United States, either in its foreign manufacturing factories or through arrangements with independent foreign contractors. As a result, the Company's operations may be adversely affected by political instability resulting in the disruption of trade with foreign countries in which the Company's factories or contractors are located, the imposition of additional regulations relating to imports or duties, taxes and other charges on imports, any significant fluctuation of the value of the dollar against foreign currencies and restrictions on the transfer of funds. In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and certain foreign countries. These agreements impose quotas on the amount and type of goods which can be imported into the United States from some of these countries. See "Business -- Regulation."

QUARTERLY EARNINGS FLUCTUATIONS

     As is the case with many companies in the apparel industry, the Company's operating results are affected by the seasonal nature of the apparel industry. Accordingly, the Company's operating results may fluctuate from quarter to quarter. See Note 10 of Notes to Consolidated Financial Statements and "Business -- Seasonality."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price for shares of the Common Stock has varied significantly and may be volatile depending on news announcements and changes in general market conditions. See "Price Range of Common Stock." In particular, news announcements regarding quarterly or annual results of operations or competitive developments impacting the Company may cause significant fluctuations in the market price of the Common Stock.

SIGNIFICANT SHAREHOLDERS

     After this offering, Georges Marciano and Paul Marciano, and their respective affiliates, will beneficially own 10.1% and 2.6%, respectively, and 12.7% in the aggregate (12.2% in the aggregate if the over-allotment option is exercised in full) of the outstanding Common Stock. As a result, such shareholders may be in a position to influence the outcome of matters requiring a vote of shareholders, including electing directors and acting with respect to any sale of assets, merger or consolidation. See "Principal and Selling Shareholders."

RELIANCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the abilities and continued effort of certain key management employees. Each of these management employees is an integral part of the management of the Company. The loss of the services of any of these individuals could have a material adverse effect upon the Company. See "Management." The Company's continued success is also dependent upon its ability to attract and retain other qualified employees.

NO DIVIDENDS

     The Company has not paid dividends on its Common Stock since 1986 and does not plan to pay any dividends on its Common Stock for the foreseeable future. The Company's revolving credit agreement prohibits the payment of dividends. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock offered
hereby are estimated to be approximately $     million ($     million if the
Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated expenses of the offering payable by the Company. An estimated $8.0 million of such proceeds will be used to fund capital expenditures in order to expand and enhance production facilities. Expected capital expenditures include the purchase of additional laundry and pressing facilities for the Company's no wrinkles process and additional sewing equipment. The balance of the proceeds will be used to reduce the indebtedness under the Company's $40.0 million revolving credit agreement (the "Credit Agreement"). After such repayment, the undrawn balance under the Credit Agreement will then be available for general corporate purposes. Usage under the Credit Agreement at February 4, 1994, was $32.7 million, which amount was incurred primarily to fund the Company's working capital requirements and capital expenditures. Interest is payable under the Credit Agreement at prime (6% at February 4, 1994) plus 2 1/4%. The portion of the net proceeds of the offering to be used to fund capital expenditures will initially be applied to reduce borrowings under the Credit Agreement pending the funding of the capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 3 of Notes to Consolidated Financial Statements.


     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "FRA." The following table sets forth the high and low sale prices of the Common Stock on the New York Stock Exchange for the periods indicated:


                                                                            HIGH      LOW
                                                                            -----     ----
    FISCAL YEAR ENDED NOVEMBER 6, 1992:
      First Quarter.......................................................  $8 7/8    $5 3/4
      Second Quarter......................................................  8 1/8     5 3/4
      Third Quarter.......................................................  7 1/8     4 3/8
      Fourth Quarter......................................................  6 1/8        5
    FISCAL YEAR ENDED NOVEMBER 5, 1993:
      First Quarter.......................................................  9 7/8     5 1/2
      Second Quarter......................................................  10 1/4    6 1/2
      Third Quarter.......................................................      8     6 1/8
      Fourth Quarter......................................................  10 7/8    6 7/8
    FISCAL YEAR ENDED NOVEMBER 4, 1994:
      First Quarter.......................................................  14 3/4    8 3/4
      Second Quarter (through April 18, 1994).............................  21 7/8    12 5/8



     As of April 18, 1994, the last reported sale price of the Company's Common
Stock on the New York Stock Exchange was $   per share. As of March 15, 1994,
there were approximately 2,650 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock since 1986. The Company presently intends to retain earnings to finance the expansion of its business and, therefore, does not expect to pay any cash dividends in the foreseeable future. Any determination as to the payment of cash dividends will depend upon the Company's earnings, general financial condition, capital needs and other factors deemed pertinent by the Company's board of directors, as well as any limitations imposed by lenders under credit facilities. The Company's Credit Agreement prohibits the payment of dividends by the Company.

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company at February 4, 1994, and as adjusted to give effect to the sale by the Company of 1,400,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated expenses payable by the Company, and the application of a portion of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements included elsewhere in this Prospectus.



                                                                            FEBRUARY 4, 1994
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Short-term debt and current maturities of long-term debt...............  $32,245       $
                                                                         -------     -----------
                                                                         -------     -----------
Long-term debt, excluding current maturities(1)........................    2,885
Shareholders' equity:
  Common stock, no par value; authorized, 20,000,000 shares;
     issued, 8,179,504 shares, and 9,579,504 shares, as adjusted(2)....   45,516
  Additional paid-in capital...........................................       --
  Cumulative foreign currency translation adjustment...................   (2,093)
  Minimum pension liability adjustment.................................   (2,050)
  Retained earnings....................................................    5,707
     Less: 36,275 treasury shares at cost..............................     (109)
                                                                         -------     -----------
       Total shareholders' equity......................................   46,971
                                                                         -------     -----------
          Total capitalization.........................................  $49,856       $
                                                                         -------     -----------
                                                                         -------     -----------


- ---------------

(1) See Note 3 of Notes to Consolidated Financial Statements for a description of the long-term debt.

(2) Excludes (a) 109,795 shares of Common Stock issuable upon conversion of the $1,673,000 in principal amount of outstanding Convertible Debentures, and
     (b) 459,133 shares of Common Stock issuable upon exercise of outstanding stock options or subject to restricted stock awards. See Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data has been derived from, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus. The selected consolidated financial statements of the Company for each of the five fiscal years in the period ended November 5, 1993 are derived from the consolidated financial statements of the Company which are included elsewhere in this Prospectus. The selected consolidated financial data for the three month periods ended February 4, 1994 and February 5, 1993 are unaudited, but in the opinion of management such financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for the three months ended February 4, 1994 may not be indicative of the results to be expected for the full fiscal year. Effective in the first quarter of fiscal 1992, the Company adopted a 52/53 week fiscal year ending on the first Friday following October 31. Prior to that time, October 31 was the last day of the fiscal year.

                                         THREE MONTHS ENDED
                                     ---------------------------                          FISCAL YEAR ENDED
                                     FEBRUARY 4,     FEBRUARY 5,     ------------------------------------------------------------
                                        1994            1993           1993         1992         1991         1990       1989(1)
                                     -----------     -----------     --------     --------     --------     --------     --------
                                             (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales.........................  $  51,270        $35,316       $180,114     $151,990     $151,202     $139,616     $239,047
  Cost of sales.....................     35,886         24,676        127,020      113,509      112,308      115,468      183,428
                                     -----------     -----------     --------     --------     --------     --------     --------
  Gross profit......................     15,384         10,640         53,094       38,481       38,894       24,148       55,619
  Selling, general and
    administrative expenses.........     12,888          9,805         47,372       41,915       41,687       41,494       67,611
  Factory conversion expenses(2)....         --             --          4,000           --           --           --           --
                                     -----------     -----------     --------     --------     --------     --------     --------
  Operating income (loss)...........      2,496            835          1,722       (3,434)      (2,793)     (17,346)     (11,992)
  Other income (expense):
    Interest expense, net...........       (507)          (217)        (1,452)        (960)      (1,145)      (1,199)      (4,618)
    Foreign currency transaction
      gains (losses)................         75            (20)          (151)       1,460         (832)         851         (775)
    Gains on sales of assets........         --             --            320            9          127        9,697        2,419
    Loss on sale of Generra.........         --             --             --           --           --           --       (1,071)
    Provision for Generra
      bankruptcy(3).................         --             --             --       (6,146)          --           --           --
    Other, net......................          3              3             (3)        (149)        (559)       1,568          800
                                     -----------     -----------     --------     --------     --------     --------     --------
  Income (loss) before income
    taxes...........................      2,067            601            436       (9,220)      (5,202)      (6,429)     (15,237)
  Provision (benefit) for income
    taxes...........................         56             (3)           304          369          306          168       (1,546)
                                     -----------     -----------     --------     --------     --------     --------     --------
  Net income (loss).................  $   2,011        $   604       $    132     $ (9,589)    $ (5,508)    $ (6,597)    $(13,691)
                                     -----------     -----------     --------     --------     --------     --------     --------
                                     -----------     -----------     --------     --------     --------     --------     --------
  Net income (loss) per share(4)....  $    0.25        $  0.08       $   0.02     $  (1.52)    $  (0.93)    $  (1.06)    $  (2.19)
  Weighted average shares
    outstanding.....................      8,204          7,318          7,781        6,308        5,927        6,238        6,243
BALANCE SHEET DATA:
  Working capital...................  $  37,140        $31,013       $ 32,773     $ 36,825     $ 41,225     $ 47,297     $ 54,752
  Total assets......................    125,048         90,177        118,891       93,137      106,827      119,566      129,333
  Short-term debt, including current
    maturities......................     32,245         17,484         30,189       10,293       15,849       18,549       13,686
  Long-term debt, excluding current
    maturities......................      2,885            603          1,179        4,452        5,192        6,176       10,636
  Shareholders' equity..............     46,971         39,155         43,425       39,010       45,853       51,867       60,226

- ---------------

(1) Operations in the first seven months of fiscal 1989 include Generra, a former subsidiary of the Company sold in fiscal 1989.

(2) The Company incurred approximately $4,000,000 of expenses in fiscal 1993 for conversion of certain sew lines from production of dress to casual products. See Note 1 of Notes to Consolidated Financial Statements.

(3) A $6,146,000 provision for the loss on the Company's investment in Generra was recorded in fiscal 1992 as a result of the bankruptcy of Generra. See
    Note 1 of Notes to Consolidated Financial Statements.

(4) For information concerning the calculation of net income (loss) per share, see Note 1 of Notes to Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company incurred substantial losses from fiscal 1986 through fiscal 1992 as a result of several factors. For several selling seasons in the mid-1980s, the Company experienced significant delays in delivering products due to its shift in production from U.S. factories to offshore factories and a concurrent large increase in the size and complexity of its product lines. As a result of late deliveries, the Company lost customers. To compensate for this loss, the Company widened distribution of certain of its brands, which further alienated many of its better department store customers. A new management team was installed in the late 1980s and gained full management control as a result of a proxy contest during 1990. The new management team has taken steps to correct delivery problems, re-establish relationships with better department stores and focus the Company on developing its successful lines of no wrinkles products.

     The Company's principal products are casual and dress slacks, suit separates, sportcoats and shorts. The Company sells its products under the labels Savane(R), Farah(R), Farah Clothing Company(R) and John Henry(R), and under private labels. The Company also manufactures and sells its products in certain markets outside of the United States, primarily the United Kingdom and Australia.

     The Company is organized as three distinct operating divisions. Farah U.S.A. manufactures and sells a variety of casual and dress apparel lines to retailers throughout the United States. Farah International manufactures and sells apparel in several countries in Europe, Australia and Asia. Value Slacks operates retail stores which sell apparel manufactured by the Company for these stores, close-outs and seconds from Farah U.S.A., and a limited amount of merchandise purchased from third parties.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data as percentages of net sales:

                                               THREE MONTHS ENDED
                                              ---------------------         FISCAL YEAR ENDED
                                              FEB. 4,       FEB. 5,     -------------------------
                                               1994          1993       1993      1992      1991
                                              -------       -------     -----     -----     -----
    Net sales:
      Farah U.S.A...........................     80.6%         73.1%     75.9%     67.1%     62.5%
      Farah International...................     11.0          15.7      16.2      23.7      27.5
      Value Slacks..........................      8.4          11.2       7.9       9.2      10.0
                                              -------       -------     -----     -----     -----
    Total net sales.........................    100.0%        100.0%    100.0%    100.0%    100.0%
    Cost of sales...........................     70.0          69.9      70.5      74.7      74.3
                                              -------       -------     -----     -----     -----
      Gross profit..........................     30.0          30.1      29.5      25.3      25.7
    Selling, general and administrative
      expenses..............................     25.1          27.7      26.3      27.6      27.6
    Factory conversion expenses.............       --            --       2.2        --        --
                                              -------       -------     -----     -----     -----
      Operating income (loss)...............      4.9           2.4       1.0      (2.3)     (1.9)
    Other income (expense), net.............      (.9)          (.7)      (.7)       .2      (1.6)
    Provision for Generra bankruptcy........       --            --        --      (4.0)       --
                                              -------       -------     -----     -----     -----
      Income (loss) before income taxes.....      4.0           1.7        .3      (6.1)     (3.5)
    Provision for income taxes..............      (.1)           --       (.2)      (.2)      (.2)
                                              -------       -------     -----     -----     -----
      Net income (loss).....................      3.9%          1.7%       .1%     (6.3)%    (3.7)%
                                              -------       -------     -----     -----     -----
                                              -------       -------     -----     -----     -----

  Three Months Ended February 4, 1994 compared to Three Months Ended February 5, 1993

     Net Sales. Sales for the first quarter of fiscal 1994 increased by $15,954,000 (45.2%) over the first quarter of fiscal 1993. Sales were up at all divisions, with the largest increase at Farah U.S.A. where sales increased by 60%. Sales increased by 2% at Farah International and by 9% at Value Slacks.

     Farah U.S.A. sales for the first quarter of fiscal 1994 were $41,310,000 compared to $25,806,000 in the first quarter of fiscal 1993. Unit volume increased by 55% while the average unit sales price increased by 3%. The Company continued to experience considerable growth in sales of Savane products, with a 196% increase in Savane sales over the first quarter of fiscal 1993. As a percent of sales, Savane represented 55% of Farah U.S.A. sales in the first quarter of fiscal 1994 compared to 30% during the same period in fiscal 1993. Sales of private label products also increased by 225% in the first quarter of fiscal 1994 compared to the first quarter of fiscal 1993. The first quarter of fiscal 1993 represented the first full quarter of private label sales. Private label sales were 9% of total Farah U.S.A. sales in the first quarter of fiscal 1994 compared to 4% in the first quarter of fiscal 1993.

     Farah International sales were $5,655,000 for the first quarter of fiscal 1994 compared to $5,554,000 in the first quarter of fiscal 1993. Unit volume was up 2% while the average unit sales price was comparable in both quarters. Sales were comparable in the first quarter of fiscal 1994 to 1993 at Farah Manufacturing (U.K.) Limited ("Farah U.K.") and Farah Australia Pty, Ltd. ("Farah Australia") while Farah (New Zealand) Limited ("Farah New Zealand") reported a 32% increase in unit sales for the period. Farah New Zealand, which began operations in fiscal 1990, is continuing to increase its customer base, contributing to its overall sales increase.

     Value Slacks sales were $4,305,000 in the first quarter of fiscal 1994 compared to $3,956,000 in the first quarter of fiscal 1993. Sales in Puerto Rico decreased 12% while sales in the U.S. increased 30%. U.S. store sales represented 59% of total Value Slacks sales in the first quarter of fiscal 1994 compared to 50% in the first quarter of fiscal 1993. There were 11 Puerto Rican stores in operation in the first quarter of fiscal 1994 compared to 15 stores in the first quarter of fiscal 1993. The number of U.S. stores increased to 21 stores in the first quarter of fiscal 1994 from 14 in the first quarter of fiscal 1993. The Company plans to increase the number of U.S. stores in the remainder of fiscal 1994 and close certain Puerto Rican stores.

     Gross Profit. Gross profit increased by $4,744,000 (44.6%) in the first quarter of fiscal 1994 compared to the first quarter of fiscal 1993. As a percent of sales, consolidated gross profit was comparable at approximately 30% in both periods.

     At Farah U.S.A. gross profit as a percent of sales was comparable in both quarters. The gross profit at Farah U.S.A. in the first quarter of fiscal 1994 was favorably impacted by higher production volumes which decreased per unit production cost and, to a lesser extent, by the impact of lower duties as a result of the North American Free Trade Agreement ("NAFTA") which became effective January 1, 1994. These favorable impacts were offset by higher costs of contractor production. At Farah International the gross profit percentage increased from 35% in the first quarter of fiscal 1993 to 38% in the first quarter of fiscal 1994. Production in the Company's Irish factories was up approximately 11% resulting in higher efficiency levels and an overall decrease in cost per unit produced. Gross profit as a percent of sales also increased at Value Slacks from 39% in fiscal 1993 to 45% in fiscal 1994. This increase is mainly due to an increase in U.S. store sales, which carry a higher gross profit percentage. Value Slacks has also been able to achieve a higher markup due to increased sales of higher margin Savane products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") as a percent of sales decreased from 28% in the first quarter of fiscal 1993 to 25% in the first quarter of fiscal 1994. At Farah U.S.A. SG&A decreased from 25% in the first quarter of fiscal 1993 to 22% in the first quarter of fiscal 1994. This decrease was mainly attributable to a revised sales compensation structure, lower shipping charges due to a new freight policy, and fixed costs that did not increase in relation to increased sales levels. At Farah International SG&A as a percent of sales remained comparable in the first quarter of fiscal 1993 and the first quarter of fiscal 1994. At Value Slacks SG&A as a percent of sales increased from 37% in the first quarter of fiscal 1993 to 44% in the first quarter of fiscal 1994. This increase in SG&A was related to fixed selling costs, including rent, payrolls and advertising, that were incurred in the first quarter in stores in the eastern United States where sales suffered due to severe weather conditions, limiting the number of operating days during the month of January.

     Other Income (Expense). Interest expense increased by $285,000 in the first quarter of fiscal 1994 over the first quarter of fiscal 1993 due to increased usage of the Company's Credit Agreement to finance higher inventory levels. This increase was partially offset by foreign currency transaction gains of $75,000 in the first quarter of fiscal 1994 compared to foreign currency transaction losses of $20,000 in the first quarter of fiscal 1993.

     Provision (Benefit) for Income Taxes. Income taxes fluctuate as a result of a change in the mix of the income (loss) among the countries in which the Company conducts its business and the effect of operating loss carryforwards. See Note 2 of Notes to Unaudited Consolidated Quarterly Financial Statements.

  Fiscal 1993 compared to Fiscal 1992

     Net Sales. Sales increased from $151,990,000 in fiscal 1992 to $180,114,000 in fiscal 1993, a $28,124,000 (18.5%) increase. Farah U.S.A. sales increased from $101,981,000 in fiscal 1992 to $136,767,000 in 1993, a 34.1% increase.
Sales at Farah International declined from $35,959,000 in fiscal 1992 to $29,097,000 in fiscal 1993, a 19.1% decrease. Sales at Value Slacks increased from $14,050,000 in fiscal 1992 to $14,250,000 in fiscal 1993, a 1.4% increase.

     Farah U.S.A. accounted for 67% of the Company's consolidated sales in fiscal 1992 compared to 76% in fiscal 1993. Leading the increase in sales at Farah U.S.A. was its Savane brand of casual cotton no wrinkles slacks. Savane had sales of $17,230,000 in fiscal 1992 compared to $60,387,000 in fiscal 1993, a 250% increase. This large increase is due to a number of factors, including the shift in consumer preferences toward a more casual lifestyle and the ease of care that no wrinkles products offer. In addition, the Company believes that its policy of selling Savane products primarily to better department stores and a national television advertising campaign in fiscal 1993 stimulated sales during the year. Sales of Farah and Farah Clothing Company branded products decreased from $64,239,000 in fiscal 1992 to $52,949,000 in fiscal 1993. Sales of these brands consisted primarily of dress products. The Company believes the sales decrease was caused mainly by the shift of consumer preference from dress to casual products. Sales of the Company's John Henry products decreased from $18,300,000 in fiscal 1992 to $14,739,000 in fiscal 1993. Most of the John Henry products sold in fiscal 1993 were in the dress category and the decrease in John Henry sales was also due to the consumer shift toward casual products. The final significant component of Farah U.S.A.'s sales in fiscal 1993 was its private label division where sales increased from $1,104,000 in fiscal 1992 to $7,516,000 in fiscal 1993. Fiscal 1993 was the first full year of sales in the private label division. Overall, the Farah U.S.A. average unit sales price was comparable between years, with the higher average unit sales price from Savane sales being offset by a lower private label average unit sales price.

     Farah International accounted for 16% of the Company's consolidated sales in fiscal 1993 and 24% in fiscal 1992. Farah International's largest international subsidiary in fiscal 1993 was Farah U.K. with sales of $19,227,000, followed by Farah Australia and Farah New Zealand with combined sales of $9,028,000. Sales at Farah U.K. decreased by $6,276,000 in fiscal 1993, a 25% decrease. Unit sales decreased by 15% while the average unit sales price declined by 12%. The decrease in units was due to lower sales of certain seasonal products and lower closeout sales in fiscal 1993 compared to fiscal 1992. While the average unit sales price in British Pound Sterling increased by 6%, the average unit sales price in equivalent U.S. Dollars decreased due to the strengthening of the U.S. Dollar compared to the British Pound Sterling. The average exchange rate in fiscal 1993 was $1.51 per Pound compared to $1.81 in fiscal 1992. Sales at Farah Australia and Farah New Zealand decreased by $302,000, primarily due to sales price reductions resulting from lower import duty levels imposed in Australia which were, in turn, passed through to the customer as lower sales prices. In addition, the U.S. Dollar strengthened by over 9% compared to the Australian Dollar in fiscal 1993 which contributed to the lower average unit sales price in U.S. Dollar terms. Unit sales at Farah Australia and Farah New Zealand increased by 7% due to greater market penetration in New Zealand where unit sales increased 52%.

     Value Slacks accounted for 8% of the Company's consolidated sales in fiscal 1993 and 9% in fiscal 1992. As of the end of fiscal 1993, Value Slacks operated 20 U.S. stores and 11 Puerto Rican stores compared to 14 U.S. stores and 15 Puerto Rican stores at the end of fiscal 1992. Sales in Value Slacks' U.S. stores increased by 14% in fiscal 1993 while Puerto Rican store sales decreased by 13%. Overall, the average unit sales price increased by 10% in fiscal 1993 and unit sales decreased by 8%. The average unit sales price increase was due to the opening of more U.S. stores where the mix of products sold consisted of more first quality merchandise and Savane products in fiscal 1993. Savane carries a higher selling price than other Farah products. The unit decrease occurred in the Puerto Rican stores where there were fewer stores operating and the general economic conditions were not favorable for the type of merchandise that Value Slacks sold.

     Gross Profit. Gross profit as a percent of sales was 29.5% in fiscal 1993 compared to 25.3% in fiscal 1992. Gross profit in fiscal 1993 was 27% at Farah U.S.A., 37% at Farah International and 42% at Value Slacks, compared to fiscal 1992 gross profit of 20% at Farah U.S.A., 35% at Farah International and 37% at Value Slacks.

     The improvement in gross profit as a percent of sales at Farah U.S.A. was primarily due to higher sales of Savane products which carried a higher gross profit percent than other Farah brands. In addition, Farah U.S.A. more fully utilized its factories in fiscal 1993 than it did in fiscal 1992. In fiscal 1992, production levels were increased in the first part of the year to meet projected sales levels of dress products. While sales did increase in the first half of fiscal 1992, they did not reach the expected levels due to lower sales of dress products at retail. As a result, production was reduced in the second and third quarters to levels below plan. This resulted in decreased plant efficiencies and lower gross profit percents in fiscal 1992. With the large shift in sales from dress products to casual products in fiscal 1993, Farah U.S.A. was able to improve the utilization of its factories. However, since its factories were configured primarily for dress production, late in the second quarter of fiscal 1993 a decision was made to convert portions of the sew lines in Costa Rican and Mexican factories from the production of dress to casual products. The impact of such conversion resulted in approximately $4,000,000 of factory conversion expenses. See Note 1 of Notes to Consolidated Financial Statements.

     The improvement in gross profit percent at Farah International was due to lower closeout sales at Farah U.K., as well as lower markdowns in general at Farah U.K. In addition, the Company was able to more fully utilize its Irish factories in fiscal 1993 which also contributed to the improvement.

     The increase in gross profit percent at Value Slacks was primarily due to favorable results at its U.S. stores. The gross profit percent in the U.S. stores was 47% in fiscal 1993 compared to 40% in fiscal 1992 and the gross profit percent in the Puerto Rican stores was 35% in fiscal 1993 compared to 34% in fiscal 1992. The increase in both instances was due to fewer markdowns and higher Savane sales. Savane products carry a higher gross profit percent than other Farah brands.

     Selling, General and Administrative Expenses. SG&A as a percent of sales was 26.3% in fiscal 1993 compared to 27.6% in fiscal 1992. SG&A was 23% of sales at Farah U.S.A. compared to 22% in fiscal 1992, 33% at Farah International compared to 35% in fiscal 1992 and 45% at Value Slacks compared to 48% in fiscal 1992.


     The increase in SG&A as a percent of sales at Farah U.S.A. was primarily due to increased advertising in fiscal 1993 with the introduction of a national television advertising campaign for Father's Day 1993 to promote its Savane products. Advertising costs increased approximately $4,600,000 at Farah U.S.A. in fiscal 1993 as compared to fiscal 1992, or an additional 2.1% of Farah U.S.A. sales. Partially offsetting this higher expense were certain fixed costs which did not increase in proportion to the increase in sales.


     The decrease in SG&A as a percent of sales at Farah International occurred at Farah U.K. where the number of retail outlets maintained in customers' stores decreased. In addition, certain other cost cutting measures at Farah U.K. reduced its SG&A percent.

     SG&A at Value Slacks as a percent of sales was lower in fiscal 1993 compared to fiscal 1992. The higher percentage in fiscal 1992 resulted from higher costs associated with the closure of certain Puerto Rican stores and higher occupancy, advertising and labor costs as a percent of sales in the Puerto Rican stores.

     Other Income (Expense). Net interest expense in fiscal 1993 increased due to larger borrowings as a result of higher receivable and inventory levels at Farah U.S.A. in support of the sales growth of Savane, offset in part by lower costs of borrowing. Foreign currency transaction gains (losses) were ($151,000) and $1,460,000 in fiscal 1993 and fiscal 1992, respectively. Foreign currency transaction gains and losses are primarily related to the fluctuations in the value of the U.S. Dollar compared to the British Pound Sterling. See Note 1 of Notes to Consolidated Financial Statements. Included in fiscal 1992 is an $841,000 currency gain which was recognized upon the closure of Farah Japan Limited ("Farah Japan").

     Excluding net interest expense and foreign currency transaction gains (losses), there was $317,000 of other income in fiscal 1993 and $6,286,000 of other expense in fiscal 1992. In conjunction with the 1989 sale of Generra, the Company retained a 5% ownership interest in Generra and received a $5,000,000 note receivable. Included in fiscal 1992 was a provision of $6,146,000 related to the bankruptcy of Generra which filed for protection under Chapter 11 of the federal bankruptcy laws during the second half of fiscal 1992.

     Provision (Benefit) for Income Taxes. Income taxes fluctuate from year to year depending on the mix of income or loss in countries in which the Company conducts its business. In addition, there was a limitation in fiscal 1992 and fiscal 1993 on recognition of deferred tax benefits on U.S. losses in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes." See Note 6 of Notes to Consolidated Financial Statements.

  Fiscal 1992 compared to Fiscal 1991

     Net Sales. Sales increased from $151,202,000 in fiscal 1991 to $151,990,000 in fiscal 1992, a $788,000 (.5%) increase. Farah U.S.A. sales increased from $94,492,000 in fiscal 1991 to $101,981,000 in fiscal 1992, a 7.9% increase.
Sales at Farah International declined from $41,572,000 in fiscal 1991 to $35,959,000 in fiscal 1992, a 13.5% decrease. Sales at Value Slacks decreased from $15,138,000 in fiscal 1991 to $14,050,000 in fiscal 1992, a 7.2% decrease.

     Farah U.S.A. accounted for 67% of the Company's consolidated sales in fiscal 1992 compared to 62% in fiscal 1991. The largest category of sales in fiscal 1992 was Farah and Farah Clothing Co. branded products which accounted for $64,239,000 of sales in fiscal 1992 and $68,383,000 of sales in fiscal 1991. The majority of sales under these brands were men's dress products, followed by boy's dress products. Sales of Savane casual products were made entirely in men's departments in fiscal 1992 and amounted to $17,230,000 compared to $5,526,000 in fiscal 1991. The increase in Savane sales and decrease in sales of the other Farah brands reflected the shift in consumer preference from dress products to casual products. John Henry sales were $18,300,000 in fiscal 1992 compared to $18,590,000 in fiscal 1991.

     Farah International accounted for 24% of the Company's consolidated sales in fiscal 1992 and 28% in fiscal 1991. There was an 11% decrease in unit volume and a 2% decrease in the average unit sales price in fiscal 1992. The decrease in sales occurred mainly at Farah U.K. where sales decreased from $30,125,000 in fiscal 1991 to $25,503,000 in fiscal 1992. Farah U.K. unit sales were down 16% due to soft economic conditions, a decrease in the number of retail outlets in customer stores and declining sales of certain key products. Combined sales of Farah Australia and New Zealand were $9,330,000 in fiscal 1992 compared to $9,000,000 in fiscal 1991. The Company closed Farah Japan during the second half of 1992. In conjunction with the closing, the Company sold substantially all of its Japanese inventory at reduced prices. This, in turn, accounted for the decrease in the average unit sales price at Farah International. Excluding Farah Japan, the average unit sales price was comparable in fiscal 1992 and fiscal 1991.

     Value Slacks accounted for 9% of the Company's consolidated sales in fiscal 1992 and 10% in fiscal 1991. As of the end of fiscal 1992, Value Slacks operated 14 U.S. stores and 15 Puerto Rican stores compared to 14 U.S. stores and 16 Puerto Rican stores at the end of fiscal 1991. The sales decrease in fiscal 1992 was comprised of a 15% decrease in unit volume partially offset by an increase in the average unit sales price of 9%. Sales were flat in the U.S. stores and decreased by 14% in the Puerto Rican stores.

     Gross Profit. Gross profit as a percent of sales was 25.3% in fiscal 1992 compared to 25.7% in fiscal 1991. Gross profit in fiscal 1992 was 20% at Farah U.S.A., 35% at Farah International and 37% at Value Slacks, compared to a fiscal 1991 gross profit of 21% at Farah U.S.A., 35% at Farah International and 29% at Value Slacks.

     In the early part of fiscal 1992 Farah U.S.A. increased its production levels to meet projected sales levels. Although sales levels did increase in the first half of fiscal 1992, they did not reach expected levels which resulted in excess inventory quantities. In order to bring inventory levels in line with anticipated sales levels, production was reduced in the second and third quarters, resulting in lower plant efficiencies. This resulted in higher costs per unit than planned and the sale of certain inventory below standard selling prices to reduce inventory. Accordingly, the gross profit percent at Farah U.S.A. was lower in fiscal 1992 than in fiscal 1991.

     While Farah International's gross profit percent was comparable in both fiscal 1992 and fiscal 1991, the gross profit percent at Farah U.K. was down by approximately 6%, offset by an increased gross profit percent at Farah Australia and Farah New Zealand. The gross profit percent was lower in the first half of fiscal 1992 as a result of inventory closeouts at Farah U.K. and Farah Japan and lower production volumes in Ireland. Production levels were increased in the third quarter of fiscal 1992, decreasing unit costs and improving the gross profit percent in both the third and fourth quarter.

     The improvement in Value Slacks' gross profit percent in fiscal 1992 was due to the implementation of new merchandising strategies in late fiscal 1991. These strategies improved the average unit sales price by over $1.00 in fiscal 1992, thus improving the gross profit percent. In addition, approximately $1,800,000 of markdowns were taken in late fiscal 1991 in an effort to dispose of older store inventory.

     Selling, General and Administrative Expenses. SG&A as a percent of sales was 27.6% in both fiscal 1992 and fiscal 1991. SG&A was 22% in fiscal 1992 at Farah U.S.A. compared to 21% in fiscal 1991, 35% in both years at Farah International and 48% in fiscal 1992 at Value Slacks compared to 45% in fiscal 1991.

     The increase in SG&A as a percent of sales at Farah U.S.A. was primarily due to a 59% increase in advertising in fiscal 1992 compared to fiscal 1991, partially offset by a lower per unit shipping cost.

     While Farah International's SG&A as a percent of sales was comparable between years, there was a decrease at Farah U.K. of approximately 2%. This was the result of non-recurring expenses incurred in fiscal 1991 related to severance payments, higher occupancy costs associated with the move to a new warehouse and office facility and increased legal fees. This decrease was offset by an increase in fiscal 1992 in Farah Japan for costs related to closure of the Japanese operations and increased expenses at Farah Australia for setup costs of a new computer system.

     The increase during fiscal 1992 in SG&A as a percent of sales at Value Slacks was the result of higher advertising and certain store operating costs that did not decrease in proportion to the decrease in sales.

     Other Income (Expense). The decrease in fiscal 1992 from fiscal 1991 was due to lower interest rates and borrowings on lower inventory levels. Foreign currency transaction gains (losses) were $1,460,000 and ($832,000) in fiscal 1992 and 1991, respectively. Foreign currency transaction gains and losses are primarily related to the fluctuations in the value of the U.S. Dollar compared to the British Pound Sterling. See Note 1 of Notes to Consolidated Financial Statements. Included in fiscal 1992 was an $841,000 currency gain which was recognized upon the closure of Farah Japan.

     Excluding net interest expense and foreign currency transaction gains (losses), there was $6,286,000 and $432,000 of other expense in fiscal 1992 and fiscal 1991, respectively. Included in fiscal 1992 was a provision of $6,146,000 related to the bankruptcy of Generra.

     Provision (Benefit) for Income Taxes. Income taxes fluctuate from year to year depending on the mix of income or loss in countries in which the Company conducts its business. In addition, there was a limitation in fiscal 1991 and 1992 on recognition of deferred tax benefits on U.S. losses in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes." See Note 6 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's Credit Agreement provides up to $40,000,000 of credit through November 3, 1995. Availability under the facility is limited by formulas derived from accounts receivable, inventory and fixed assets. As of February 4, 1994, usage under the Credit Agreement was $32,669,000 and available credit was $6,897,000. See Note 3 of Notes to Consolidated Financial Statements. A portion of the net proceeds from this offering will be used to reduce the indebtedness under the Credit Agreement. See "Use of Proceeds."

     Net cash used in operating activities was $3.7 million in the first quarter of fiscal 1994 and $16.0 million in fiscal 1993. The primary use of cash in operations was to fund the increase in inventories and receivables resulting from the increase in the Company's sales. The Company believes that its borrowing availability from its Credit Agreement and cash from operations will be adequate for fiscal 1994 anticipated liquidity requirements. In addition, the Company believes it will be able to replace the Credit Agreement when it expires in November 1995 with other financing on similar terms. In fiscal 1994, major liquidity requirements will be the financing of anticipated growth and capital expenditures.



     Inventories increased by $9,404,000 at February 4, 1994 compared to November 5, 1993 and by $21,891,000 compared to February 5, 1993. The increase is primarily attributable to higher sales at Farah U.S.A. and, to a lesser extent, an increase in Farah U.S.A. inventories needed to satisfy customers' quick response needs.



     Trade payables were comparable at February 4, 1994 and November 5, 1993 and increased $9,355,000 at February 4, 1994 compared to February 5, 1993. The increase since February 5, 1993 was due to higher production levels at Farah U.S.A. to service higher sales.



     Short-term debt and current maturities of long-term debt increased by $2,056,000 from November 5, 1993 to February 4, 1994 and by $14,761,000 from
February 5, 1993 to February 4, 1994. The increase from November 5, 1993 was primarily due to higher borrowings at Farah U.S.A. to finance higher inventory levels described above and capital expenditures. The increase from February 5, 1993 was primarily due to higher borrowings at Farah U.S.A. to finance higher trade receivables from higher sales, higher inventories and capital expenditures.


     Effective February 1, 1994 the Company issued $1,673,000 of Convertible Debentures in exchange for a like principal amount of its 5% convertible subordinated debentures. The Convertible Debentures are convertible into Common Stock at $15.2375 per share. The remaining 5% convertible subordinated debentures totalling $2,252,000 were paid on February 1, 1994.

     Capital expenditures for fiscal years 1993, 1992 and 1991 were $6.8 million, $1.5 million and $1.8 million, respectively. Capital expenditures through February 4, 1994 approximated $1.3 million and were primarily for manufacturing equipment and information systems. Approximately $8.0 million of the net proceeds from this offering will be used for capital expenditures. See "Use of Proceeds."

     Most of Farah U.S.A.'s major fabric suppliers provide 60-day terms, subject to certain limits. During fiscal 1993, the maximum outstanding balance at any month-end under these credit terms was $9,179,000.

     Inflation did not materially impact the Company in fiscal 1993, 1992 or 1991.

                                    BUSINESS
GENERAL

     The Company, founded in 1920, is a leading manufacturer and marketer of apparel for men and boys. The Company's principal products are casual and dress slacks, suit separates, sportcoats and shorts. The Company sells its products under the labels Savane(R), Farah(R), Farah Clothing Company(R) and John Henry(R), and under private labels. The Company has developed product lines targeted to a wide range of retailers, including better department stores and, to a lesser extent, national chains and mass merchants. The Company also manufactures and sells its products in certain markets outside of the United States, primarily the United Kingdom and Australia. Largely as a result of recent growth in its wrinkle resistant casual slacks business, the Company's operating results have improved significantly.

     The Company was the first to use wrinkle resistant technologies in the production and marketing of men's 100% cotton slacks when it introduced no wrinkles slacks under its Savane label in 1989. The Company is a leader in that market. Sales of Savane products have increased from $3.6 million in fiscal 1990 to $60.4 million in fiscal 1993, as the Company's no wrinkles process has gained increased acceptance with consumers and retailers. The Savane product line of slacks is sold primarily in better department stores and is targeted principally at the casual wear segment of the men's and boy's apparel market. Most Savane casual slacks use 100% cotton fabrics and are treated with PROCESS 2000(R). PROCESS 2000 is the Company's trademark for the no wrinkles technologies used in its Savane products. As a result of its experience with no wrinkles technologies, the Company believes it currently offers a broader no wrinkles product line than its competitors. See "Business -- Technology and Trademarks."

     According to independent marketing research organizations, the men's slacks market is an industry with annual retail sales in excess of $3.0 billion. The main channels of distribution in the industry are department stores, national chains (such as Sears) and discounters.

     The following table shows the sales (in thousands) of Farah U.S.A. products by label for the periods indicated:

                                     THREE MONTHS ENDED
                                     -------------------                FISCAL YEAR
                                     FEB. 4,     FEB. 5,     ---------------------------------
                                      1994        1993         1993         1992        1991
                                     -------     -------     --------     --------     -------
    Savane.........................  $22,633     $ 7,636     $ 60,387     $ 17,230     $ 5,526
    Farah/Farah Clothing Company...   11,134      13,544       52,949       64,239      68,383
    John Henry.....................    3,917       3,719       14,739       18,300      18,590
    Private label and other........    3,626         907        8,692        2,212       1,994
                                     -------     -------     --------     --------     -------
              Total................  $41,310     $25,806     $136,767     $101,981     $94,493
                                     -------     -------     --------     --------     -------
                                     -------     -------     --------     --------     -------

     The Company is organized as three distinct operating divisions. Farah U.S.A. (76% of consolidated revenue for fiscal 1993) manufactures and sells a variety of casual and dress apparel lines to retailers throughout the United States. Farah U.S.A.'s apparel is produced either at Farah U.S.A. factories in Mexico and Costa Rica or by third party contractors. Farah International (16% of consolidated revenue for fiscal 1993) manufactures and sells apparel in several countries in Europe, Australia and Asia. Farah International's primary markets are the United Kingdom and Australia. Value Slacks (8% of consolidated revenue for fiscal 1993) operates retail stores which sell apparel manufactured by the Company for these stores, close-outs and seconds from Farah U.S.A., and a limited amount of merchandise purchased from third parties. As of March 1, 1994, Value Slacks had 32 retail stores, 21 in the United States and 11 in Puerto Rico.

     The Company was incorporated in Texas in 1947 as Farah Manufacturing Company, Inc. The name of the Company was changed to Farah Incorporated in 1987.

BUSINESS STRATEGY

     Management has implemented a strategy that has led to recent improvements in the Company's operating results and that management believes will position the Company to continue to be competitive. Key components of the Company's growth and operating strategies are summarized below.

  Growth Strategy

     - Expand Savane Line. The Company intends to expand the Savane line of products as the Company's no wrinkles process continues to gain acceptance and recognition with consumers and retailers. The Company believes that it currently manufactures a wider variety of wrinkle resistant products than are offered by its competitors and intends to continue to develop and manufacture new styles, colors and fabrications of slacks to further enhance its market position. In fiscal 1994, the Company is introducing a new line of products, known as Savane Fridaywear(TM), that is directed to the casual workplace market, and a line of Savane dress slacks. In addition, the Company is developing additional Savane lines that it plans to introduce in fiscal 1995.

     - Product Innovation. The Company believes it has developed a reputation among retailers for product innovation. In fiscal 1989, the Company was the first to introduce the no wrinkles technology to the men's slacks market and is a leader in that market. The Company intends to continue its research and development efforts to develop new and innovative products. In fiscal 1994, the Company will begin marketing new products which couple no wrinkles technology with stain resistant finishes which utilize Teflon (a registered trademark of E.I. DuPont de Nemours and Company) and Scotchguard (a registered trademark of Minnesota Mining and Manufacturing Company).

     - New Products under Other Farah Labels. The Company intends to introduce new product offerings under the Farah/Farah Clothing Company and John Henry labels using no wrinkles technologies, stain resistant finishes and new fabrics to stimulate sales of these product lines. The Company plans to take advantage of the recent success of the Savane label with retailers to expand the market share of these labels.

     - License Savane Trademark. Management plans to license third parties to manufacture and market apparel using the Savane trademark, including outerwear, shirts, belts, socks and shoes. The Company plans to coordinate the marketing of these products through its existing distribution channels. In December 1993 the Company licensed Oxford Industries, Inc., a major shirt manufacturer, to manufacture and market shirts under the Savane and PROCESS 2000 trademarks. The license agreement provides for the payment of royalties to the Company based on the amount of sales of Savane shirts. Management believes that licensing the Savane trademark, in addition to generating revenues for the Company, could enhance sales of the Company's Savane slacks.

     - Foreign Market Opportunities. The Company is in the process of identifying new foreign markets for the Company's Savane products. The Company is currently reviewing opportunities to enter into marketing partnerships for the expansion of the Savane product line in Continental Europe in fiscal 1994.

  Operating Strategy

     - Position Savane as High Quality Product. The Company has positioned the Savane product as a high quality product by using better fabrics, such as heavy weight twill and combed and brushed cottons, and finer workmanship in the production of the garment. The Company markets and distributes its Savane products in the United States primarily to better department stores, such as Belk Department Stores, Dillard Department Stores, Federated Department Stores (including Abraham & Straus, Burdines and Rich's) and The May Department Stores Company (including Hecht Co., Foley's and Robinson-May). The Company does not intend to sell the Savane line to discounters or mass merchants, other than close-outs in certain circumstances. The Company believes by selling the

      Savane line primarily to better department stores it may be able to maintain a more consistent margin than other similar products which are sold through multiple channels of distribution.

     - Focus on Core Products. A majority of the Company's apparel lines consists of basic, recurring styles that the Company believes are less susceptible to fashion obsolescence than higher fashion apparel lines. While the Company attempts to offer updated fashions and styles, its major product lines change relatively little from season to season. The Company believes that by maintaining basic recurring styles it limits markdowns due to fashion obsolescence and allows for longer production runs and more efficient factory operations.

     - Experience with Wrinkle Resistant Technology. The Company has considerable experience with wet process wrinkle resistant technology. The major difference between the wet process and the post-cured process is that with the wet process the wrinkle resistant finish is applied to the garment after it is sewn and with the post-cured process it is applied to the fabric by the mills. Because the Company is not dependent on the limited number of wrinkle resistant fabrics currently offered by the mills, it manufactures no wrinkles products in a wider range of colors, fabrics and finishes. See "Business -- Technology and Trademarks."

     - Advertising. The Company plans to expand its national media campaign to further enhance public awareness of no wrinkles products and the Savane product line. In fiscal 1993, the Company undertook its first national television advertising campaign for the Savane product line. These advertisements ran on major networks and cable television.

     - Production Expansion and Improvements. The Company plans to expand and enhance its manufacturing facilities. The Company has reconfigured its factories to meet the increase in sales of Savane products. This reconfiguration included changing certain sew lines from dress to casual production and increasing pressing and laundering capacity to facilitate the PROCESS 2000 technology. The Company incurred $4,000,000 of expenses in the third quarter of fiscal 1993 representing the cost to convert certain sew lines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management believes that it can further increase manufacturing capacity and efficiency and reduce production costs through selected capital investment projects, including additional laundry and pressing facilities and sewing equipment. See "Use of Proceeds."

     - Offshore Manufacturing. The Company was among the first U.S. apparel companies to use Mexico and Costa Rica as a production base and believes it has a manufacturing advantage over other companies who have only recently entered these countries. These offshore manufacturing facilities have labor rates which are below the rates in the United States. In addition, factories in Mexico operate under favorable tariff provisions as a result of NAFTA. Goods shipped from these factories require much shorter transportation periods than goods produced in the Far East.

PRODUCTS

     The Company manufactures high quality, medium priced apparel for men and boys. The Company's products include casual slacks, dress slacks, suit separates (matching pants and sportcoats which may be mixed and matched to accommodate retail customer size preferences), sportcoats and shorts. The Company's products are sold under four primary labels: Savane, Farah Clothing Company, Farah and John Henry. In addition, the Company manufactures and sells private label products for certain mass merchants such as Wal-Mart Stores.

     The Company's apparel products are manufactured with an array of fabrics that emphasize comfort, fit and performance. The Company is known for its use of "performance fabrics" that maintain a fresh, neat appearance. The Company's product lines primarily use 100% cotton fiber and blended fabrics (cotton/polyester or wool/polyester). Most of the Company's Savane products are offered with PROCESS 2000. PROCESS 2000 is the Company's trademark, first introduced by the Company in late fiscal 1989, which is used to describe the wrinkle resistant features of the Savane garments. PROCESS 2000 fabrics are soft, wrinkle and shrink resistant and behave like "permanent press." The Company has also recently introduced products under the Farah/Farah Clothing Company and John Henry labels using wrinkle resistant technologies. See "Business -- Technology and Trademarks."

     Additional information with respect to the Company's significant labels is as follows:

          Savane -- This label is used primarily for casual slacks and shorts that are made from 100% cotton fabrics and are treated with PROCESS 2000. The Savane product line is targeted to the growing men's casual wear segment and has gained acceptance with consumers and retailers. The Savane product line is sold primarily to better department stores. The Company has positioned the Savane product as a high quality garment using better fabrics and finer workmanship. In addition to men's slacks, the Company offers slacks for boys and shorts under the Savane label. See
     "Business -- Business Strategy."

          Farah/Farah Clothing Company -- These labels are used primarily for dress slacks and suit separates made from blended fibers. The Company has introduced a line of casual slacks with these labels which are made from 100% cotton. Some casual slacks with these labels are fabricated using a wrinkle resistant technology. Farah/Farah Clothing Company are the Company's primary dress labels sold to department stores and national chains. See "Business -- Business Strategy."

          John Henry -- This label is used for higher fashion dress slacks and suit separates produced from blended fabrics. The John Henry line is sold to better department stores and certain of the products use a wrinkle resistant technology. See "Business -- Business Strategy."

FARAH U.S.A.

     General. Farah U.S.A. produces and sells a variety of casual and dress clothing lines to retailers throughout the United States. Substantially all of Farah U.S.A.'s apparel is produced at Farah U.S.A. factories in Mexico or Costa Rica or by third party contractors. Farah U.S.A.'s products are directed to the men's and boy's segments of the apparel industry, with approximately 79% of branded sales in fiscal 1993 in the men's segment. Farah U.S.A. also offers its products to the young men's segment of the apparel industry, but this area has not traditionally been an area of high volume because of the fashion orientation in this segment of the industry. The Savane casual products have recently gained acceptance among retailers in the boy's segment of the apparel industry, and the Company believes this area offers important growth opportunities.

     In fiscal 1992, Farah U.S.A. established a private label division to manufacture and sell private label products for certain mass merchants, primarily Wal-Mart Stores. The total sales of private label products in fiscal 1993 was approximately $7.5 million. The Company intends to continue to service its existing private label customers and review selected opportunities to expand its private label business in the future.

     Manufacturing, Sourcing and Distribution. The men's apparel industry in the United States has two primary selling seasons. The Spring selling season extends from December to April, and the Fall selling season extends from May to November. Farah U.S.A.'s operations follow this seasonal pattern. The various steps in the manufacturing cycle are timed so that Farah U.S.A. begins to manufacture products for a given season two to three months before the retail season officially begins.

     Farah U.S.A. purchases its fabric and trim requirements, such as pocketing, linings, belts, buttons, zippers and thread, from several domestic and foreign sources. No single supplier of raw materials is critical to Farah U.S.A.'s long-term production needs. Although the Company believes that alternative sources of supply exist in the event Farah U.S.A. needs to seek additional or replacement suppliers, short-term disruptions could occur in the event certain suppliers cease to serve as sources of supply. The order lead time for fabrics is approximately two to six months. Payment terms are generally 60 days. All fabrics are delivered to one of the Company's facilities in El Paso, Texas. Quality control procedures are in place to test each shipment for flaws, coloring, stretch, shrinkage and other characteristics.

     Farah U.S.A. utilizes one of the Company's facilities in El Paso to store and cut fabrics. Cut fabrics are then inspected, batched and packed for shipment to one of Farah U.S.A.'s offshore manufacturing plants or to third party contractors. Farah U.S.A. uses company-owned factories in Mexico and Costa Rica or third party contractors to sew and finish substantially all of its products. The Company anticipates that in fiscal 1994 approximately 60% of Farah U.S.A.'s total production will be manufactured in its own factories, with the balance to be manufactured by independent contractors. Farah U.S.A. performs most sewing and finishing offshore in order to keep production costs low; however, the finishing of garments sewn by third party contractors is conducted primarily in the El Paso facility. The offshore plants pack the finished garments and ship them back to El Paso for distribution to Farah U.S.A.'s customers.

     Orders from retailers are filled from inventory at the Company's facility in El Paso. Shipments to retailers are sent directly to certain of the retailers' stores or to independent distribution centers. Certain retailers pick up their goods at the El Paso facility.

     Marketing and Sales. Retailers are requiring increased quality of service from their suppliers and greater flexibility in managing their inventories as the retailers frequently change orders based upon updated consumer demand patterns. Many of Farah U.S.A.'s major customers participate in an inventory replenishment program referred to as "Quick Response." "Quick Response" has evolved in the apparel industry to assist retailers in minimizing their inventories by requiring the apparel manufacturers to maintain enough finished goods inventory on hand to meet the retailer's demand on short notice. Most "Quick Response" orders are shipped within 72 hours of receipt of the order from the retailer. The Company has implemented an electronic data interchange ("EDI") system with selected large retailers in order to respond to their demands to provide better service and facilitate the "Quick Response" program. EDI systems allow retailers to electronically transmit orders for certain items on a frequent basis, typically weekly. The retailers also transmit detailed sales data from their store locations. The Company uses the sales data to anticipate demand from the retailers, update sales forecasts and plan and monitor production and inventory levels.

     The Company also has developed a computer system which was first implemented in fiscal 1990 as part of a company-wide program to increase quality and customer service. The system runs on laptop computers that the Farah U.S.A. sales force carries with them as they contact retailers. This system maintains timely, accurate data on style numbers, prices and size charts (size charts describe the distribution of sizes that a retailer typically sells). The system also provides up-to-date, easily accessible data on inventories, customer orders and production backlogs. With the system, the sales force can execute orders more efficiently and assist the retailer in attaining higher margins by reducing inventory imbalances.

     Farah U.S.A. has four regional corporate account executives who are directly responsible for certain major retail accounts. Management believes that the corporate account executive strategy, along with the direct involvement of senior corporate executives in the marketing process, enhances the level of service to the retailer. Farah U.S.A. employs a field sales force of approximately 35 salespersons who each report to one of the corporate account executives and are responsible for the primary relationship with smaller retailers.

     In addition, Farah U.S.A. employs merchandise coordinators who visit retail store accounts and provide services, such as training and education of in-store sales personnel about the Savane products; straightening slacks and ensuring that displays are neat and orderly; responding to customer questions and comments; and ensuring that the stores are satisfied with their level of service. These individuals report to members of the sales force.

     Advertising. Farah U.S.A.'s advertising program is comprised of national media advertising and participation in cooperative advertising programs with retailers. In fiscal 1993, Farah U.S.A. undertook its first national television advertising campaign for the Savane product line. A second campaign ran in December 1993. These advertisements ran on major networks and cable television. The Company intends to continue national media advertising in the future. In cooperative advertising programs, the Company and individual retailers combine their efforts and share the costs of local television, radio and newspaper advertisements and in-store advertising and promotional events featuring the Company's branded products. Farah U.S.A. has used in-store marketing techniques, such as providing retailers with attractive tables for the display of Savane pants. Management believes this approach has gained valuable "shelf space" in many retail stores and helped boost sales and consumer awareness of its Savane products.

     Competition. The apparel industry is highly competitive due to its fashion orientation, its mix of large and small producers, the flow of imported merchandise and a wide variety of retailing methods. The principal elements of competition in the apparel industry include style, quality, price, comfort, brand loyalty, customer service and advertising. Competition has been exacerbated by the recent consolidations and closing of major department store groups. The men's slacks segment of the men's apparel industry is characterized by a large number of participants. The Company believes its largest competitors in the United States are Levi's and Haggar Corp. The Company believes Farah U.S.A. is among the top ten sellers of men's slacks in the United States.

     The men's casual wear market for slacks began to experience significant growth in the mid-1980s with the introduction from Levi's of its Dockers(R) casual products. Several of the Company's competitors have only recently entered the wrinkle resistant casual slacks market. Levi's has recently introduced a Dockers(R) labelled wrinkle resistant product and the Company anticipates that Levi's will devote substantial financial resources to develop and market this new product. Levi's and certain of the other competitors have larger financial and marketing resources than the Company and therefore will offer significant competition to the Company's Savane line of products. Such competition could adversely affect the price of the Savane products and result in a reduction of the Company's share of the wrinkle resistant slacks market. This adverse effect may, however, be offset by the expansion of the market caused by increased awareness of wrinkle resistant products. Accordingly, the Company is unable to determine the ultimate effect of this additional competition in this segment of the casual slacks market.

FARAH INTERNATIONAL

     Farah International sells apparel in several countries in Europe, Australia and Asia. The primary markets for Farah International are the United Kingdom, Australia and New Zealand. Farah International produces most of its products in two locations, and third party contractors produce the remainder. A wholly-owned plant in Ireland supplies the United Kingdom market, and two factories in Fiji operated by a 50% joint venture supply the markets in Australia and New Zealand. The Company products are sold internationally primarily under the Farah and Savane labels.

     The United Kingdom is Farah International's principal market and in fiscal 1993 accounted for approximately 66% of its sales. Distribution channels in the United Kingdom are significantly different from those in the United States in that retailers carry more private label brands than branded products. Farah International's primary distribution channels in the United Kingdom are large retail outlets and independent menswear stores.

     Farah International products primarily include dress and casual slacks, and shirts and sweaters manufactured by third parties. Farah International's products are designed for the specific styles and tastes of the markets in which they are sold and differ from Farah U.S.A. apparel. During fiscal 1993 the majority of Farah International's products were made from polyester fabrics or blended fabrics with a high polyester content, as opposed to natural fibers which are more popular in the United States. The Company is currently reviewing opportunities to expand the offering of the Savane line of products in the Continental European market in fiscal 1994.

     Farah Australia and Farah New Zealand accounted for approximately 31% of Farah International's sales in fiscal 1993. Farah New Zealand was opened in fiscal 1990 under the same management as Farah Australia.

     For information regarding the net sales, operating profits and assets of the Company in each of the geographic segments in which the Company operates, see Note 9 of Notes to Consolidated Financial Statements.

VALUE SLACKS

     Value Slacks stores offer Farah U.S.A.'s seconds, irregulars and excess merchandise, combined with some merchandise manufactured specifically for Value Slacks. Value Slacks began with one outlet store in downtown El Paso in 1968 and has added locations as the Company's production has grown. Value Slacks operated 32 retail outlet stores as of March 1, 1994, 21 of which were located in the United States and 11 in Puerto Rico. The stores are generally 2,000 to 5,000 square feet and are located in suburban outlet malls or strip centers.

     As the factory outlet store concept has gained acceptance in the United States, Value Slacks has de-emphasized operations in Puerto Rico and expanded in the United States. During fiscal 1992 and fiscal 1993 the Company closed an aggregate of five stores in Puerto Rico and opened an aggregate of six stores in the United States.

CUSTOMERS

     The Company's primary customers are department stores. The Company's ten largest customers accounted for approximately 56% of the Company's consolidated revenues during fiscal 1993. In fiscal 1993, the Company's largest customer, The May Department Stores Company, accounted for approximately 12% of the Company's consolidated revenues.

TECHNOLOGY AND TRADEMARKS

     The Company and several of its competitors use wrinkle resistant technologies in the manufacturing of men's slacks. Management believes there are two primary types of wrinkle resistant technologies which are used in the manufacturing process. In the post-cured process, fabrics are treated by the mills with a wrinkle resistant finish. The fabrics are sewn into garments, pressed and then cured in ovens. The other method is the wet process which involves the application of the wrinkle resistant finish after the sewing process. Sewn garments are placed in washers or submerged in tanks that contain wrinkle resistant resins. The garments are then dried, pressed and cured in ovens. Both technologies, together with other technologies, are available to the Company's competitors.

     The Company uses both methods of wrinkle resistant technologies. The Company uses its wet process on 100% cotton Savane products. The Company uses the post-cured method primarily on Farah/Farah Clothing Company labelled products.

     The post-cured method limits a manufacturer to the fabrics and finishes which are offered by the mills. Because the Company is not dependent on the limited number of wrinkle resistant fabrics currently offered by the mills, it manufactures its wrinkle resistant Savane products in a wider range of colors, fabrics and finishes. The Company also believes that the wet processed garments retain their wrinkle resistant features longer than garments treated with the post-cured process.

     The Company believes it was the first to develop and market slacks using the wet process and is a leader in the use of this process of treating garments. The Company believes its experience in the use of this technology enables the Company to offer more products to retailers.

     The Company owns many U.S. and foreign trademark registrations, including Savane, PROCESS 2000, Farah and Farah Clothing Company, and has several other trademark applications pending in the United States and foreign countries. The John Henry trademark is licensed from Zodiac International Trading Corporation, an affiliate of Salant Corporation. The John Henry license is renewable by the Company through 2038.

BACKLOG

     A substantial portion of the Company's sales is based on "Quick Response" orders. See "Business -- Farah U.S.A. -- Marketing and Sales." Accordingly, backlog is not necessarily indicative of future sales.

SEASONALITY

     The Company's products are primarily marketed for the Spring and Fall retail selling seasons each year, with interim lines introduced periodically to complement the two primary selling seasons. Sales volume for the first quarter is generally the lowest of the year while the fourth quarter is the highest. Farah U.S.A. closes some of its factories in the first quarter for approximately two weeks at Christmas time. However, with the Company's introduction of more year-round basic products, the seasonality has been diminished somewhat. See Note 10 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

     The Company is a defendant in several legal actions. In the opinion of the Company's management, based upon the advice of the respective attorneys handling such actions, the aggregate of expected fees, expenses, possible settlements and liability will not have a material adverse effect on the financial performance of the Company.

REGULATION

     Substantially all of the Company's total production is manufactured abroad, either in its foreign factories or through arrangements with independent foreign contractors. As a result, the Company's operations may be adversely affected by political instability resulting in the disruption of trade from foreign countries in which the Company's facilities or contractors are located, the imposition of additional regulations relating to imports or duties, taxes and other charges on imports, any significant fluctuation of the value of the dollar against foreign currencies and restrictions on the transfer of funds. In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and certain foreign countries. These agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. However, the Company closely monitors import quotas and can, in most cases, shift production to contractors located in other countries with available quotas or to domestic factories. The existence of import quotas has not had a material effect on the Company's business to date. The Company's apparel products that are imported from its factories in Mexico and Costa Rica are eligible for certain duty-advantaged programs commonly known as "807 Programs."

     The primary impact of NAFTA on the Company's operations was to eliminate duties paid to the United States Customs Service on goods manufactured in Mexico effective January 1, 1994. The actual savings the Company may realize from the reduction of duties may be offset to an extent by higher wages and other costs of doing business in Mexico which are not currently determinable.

EMPLOYEES

     As of February 28, 1994, the Company had approximately 5,900 employees. As of that date, Farah U.S.A., Farah International and Value Slacks had approximately 5,150, 500 and 250 employees, respectively. Of these employees, approximately 400 were either salaried or paid based on sales commissions earned and the remainder were paid on an hourly basis or on the basis of production. Approximately 200 of Farah U.S.A.'s United States employees are members of the Amalgamated Clothing and Textile Union and approximately 1,650 of its employees are members of various unions in Mexico. The collective bargaining agreement with the Company's United States employees expires in February 1995. The collective bargaining agreements for the Company's employees in Mexico expire in December 1994 and January 1995. The Company considers its relations with its employees to be good.

PROPERTIES

     The Company's principal executive offices and United States distribution facility are located in El Paso, Texas. The Company considers both its domestic and international facilities to be suitable, adequate and with sufficient productive capacity for current operations.

     The following table reflects the general location, use and approximate size of the Company's significant real properties currently in use:

                                                                APPROXIMATE        OWNED/
       LOCATION                          USE                   SQUARE FOOTAGE     LEASED(1)
- -----------------------    --------------------------------    --------------     ---------
El Paso, Texas             Manufacturing plant                      116,000          Owned(2)
Chihuahua, Mexico          Manufacturing plant                       54,000          Owned
San Jose, Costa Rica       Two manufacturing plants                 168,000          Owned
Galway & Kiltimagh,        Two manufacturing plants                  59,000          Owned
  Ireland
                           Manufacturing plant, warehouse         1,033,000         Leased(3)
El Paso, Texas             and
                           office facility
Piedras Negras, Mexico     Four manufacturing plants                 98,000         Leased
Ballyhaunis, Ireland       Manufacturing plant                       24,000         Leased
Sydney, Australia          Office/warehouse facility                 15,000         Leased
Suva, Fiji                 Two manufacturing plants                  35,000         Leased(4)
Witham, United             Office/warehouse facility                 57,000         Leased
  Kingdom
Auckland, New Zealand      Office/warehouse facility                  6,000         Leased
Retail locations in the    32 Retail stores                         118,000         Leased
  United States and
  Puerto Rico

- ---------------

(1) See Note 8 of Notes to Consolidated Financial Statements for a discussion of lease terms.

(2) Underlying land is leased through February 2002.

(3) Originally owned by the Company and sold and leased back in 1988. Initial lease term is ten years ending in 1998. In fiscal 1992, approximately 45% of the Company's El Paso building was subleased to a third party for a term approximating six and a half years.

(4) By a 50% joint venture.

                                   MANAGEMENT

     The following table sets forth certain information about the executive officers and directors of the Company. All directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. Executive officers are elected by the Company's board of directors to hold office until their respective successors are elected and qualified.

                NAME                    AGE            POSITION(S) WITH COMPANY
- -------------------------------------   ---    ----------------------------------------
Richard C. Allender..................   48     Chairman of the Board, President and
                                               Chief Executive Officer
Michael R. Mitchell..................   40     President of Farah U.S.A. and Director
James C. Swaim.......................   41     Executive Vice President, Chief
                                               Financial Officer, Secretary, Treasurer
                                                 and Director
Clark L. Bullock.....................   45     Director
Christopher L. Carameros.............   40     Director
Sylvan Landau........................   68     Director
Edward J. Monahan....................   60     Director
Timothy B. Page......................   41     Director
Charles J. Smith.....................   67     Director
Thomas G. Wyman......................   70     Director

     Richard C. Allender has been a director and executive officer of the Company since June 1988. Mr. Allender has served the Company in various capacities since March 1985. Mr. Allender has been President and Chief Executive Officer of the Company since July 1990 and Chairman of the Board since March 1993.


     Michael R. Mitchell has been a director of the Company since March 1994. Mr. Mitchell has been employed by the Company for 12 years and has served in various sales and marketing capacities. Mr. Mitchell was appointed President of Farah U.S.A. in March 1994.


     James C. Swaim has been a director of the Company since March 1993. Mr. Swaim has been the Company's Treasurer since September 1987, Chief Financial Officer since September 1990 and Executive Vice President since November 1991. Mr. Swaim was appointed Secretary in March 1994.

     Clark L. Bullock has been a director of the Company since March 1994. For the last five years, Mr. Bullock has been Chairman and Chief Executive Officer of Shelter Rock Investors Services Corporation, a financial services and investment company. Mr. Bullock also serves as Chairman of the Board of several of Shelter Rock's portfolio companies, including Almedica Services Corp. and Almedica Corp. (pharmaceutical clinical supplies and services), SR Metals Inc. (metal plate processing) and George Glove Company (dermatological glove products). Mr. Bullock also serves as director for the Fundamental Family of Funds.

     Christopher L. Carameros has been a director of the Company since August 1987. Mr. Carameros served as Senior Vice President -- Finance and Chief Financial Officer of the Company from April 1987 and Executive Vice President of the Company from January 1990 until his resignation in September 1990. Since September 1990, Mr. Carameros has been a business consultant and in private practice as a certified public accountant. Mr. Carameros is a director of Helen of Troy Limited, a manufacturer of hair care appliances.


     Sylvan Landau has been a director of the Company since January 1987. Prior to 1987, Mr. Landau was employed by Haggar Corp. for 39 years in various capacities, including President of Haggar International and President of the Reed St. James division. Mr. Landau served as Vice Chairman of Corporate Marketing of the Company from January 1987 to February 1988 and as a consultant of the Company since 1988. Mr. Landau has served the Dallas Market Center in various capacities since 1988, most recently as Executive Vice
President -- Retail Development. The Dallas Market Center is a corporation which operates various real properties in Dallas, Texas, and which provides markets for the wholesale trade.

     Edward J. Monahan has been a director of the Company since March 1991. Mr. Monahan has served as a manufacturing consultant since 1988. From January 1989 to August 1989, Mr. Monahan also served as Vice President of Manufacturing for L.G. Balfour Company, a manufacturer of class rings and recognition products.

     Timothy B. Page has been a director of the Company since September 1989. For five years prior to November 1992, Mr. Page served as a director, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Tri-Gas, Inc., an industrial gas manufacturing company. Since November 1992, Mr. Page has been a business consultant and managed his personal investments.

     Charles J. Smith has been a director of the Company since March 1994. For more than five years prior to his retirement in 1993, Mr. Smith served in various capacities with Crystal Brands, Inc., an apparel manufacturer and marketer, most recently as an Executive Vice President. Since 1993, Mr. Smith has been a consultant to Crystal Brands, Inc. In January 1994, Crystal Brands, Inc. filed a petition for protection from creditors under Chapter 11 of the Federal Bankruptcy Code.

     Thomas G. Wyman has been a director of the Company since December 1989 and served as Chairman of the Board of the Company from April 1990 until March 1993. From 1984 through 1988 Mr. Wyman served as Chairman of the Board of L.G. Balfour Company and he currently serves as a director of Brubaker Tool Corporation, a manufacturer of metal cutting tools. For more than the past five years, Mr. Wyman has been engaged in farming operations in Easton, Maryland. Mr. Wyman is currently a private investor.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock, as of the close of business on March 15, 1994, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by each person who is known to the Company to be a beneficial owner of 5% or more of the Common Stock, each of the Company's directors and all of the Company's directors and executive officers as a group. The shares offered hereby include an aggregate of 1,200,000 shares of Common Stock to be sold by Marciano Investments, Inc. (the "Selling Shareholder"). Unless otherwise indicated, each person has sole voting and investment power with respect to the shares attributable to such shareholder.





                                                            SHARES
                                 SHARES BENEFICIALLY      SUBJECT TO    NUMBER OF     SHARES BENEFICIALLY
                                     OWNED PRIOR          OPTIONS AND    SHARES           OWNED AFTER
                                   TO THE OFFERING         AWARDS(1)     OFFERED          THE OFFERING
                               ------------------------   -----------   ---------     --------------------
      BENEFICIAL OWNER          NUMBER          PERCENT                                NUMBER      PERCENT
- -----------------------------  ---------        -------                               ---------    -------
Richard C. Allender..........     74,700             *       61,900            --        74,700         *
Clark L. Bullock.............      1,500             *        1,500            --         1,500         *
Christopher L. Carameros.....      1,500             *        1,500            --         1,500         *
Sylvan Landau................     10,500             *       10,500            --        10,500         *
Michael R. Mitchell..........     23,045             *       20,545            --        23,045         *
Edward J. Monahan............      1,500             *        1,500            --         1,500         *
Timothy B. Page..............      1,500             *        1,500            --         1,500         *
Charles J. Smith.............      1,500             *        1,500            --         1,500         *
James C. Swaim...............     67,175             *       67,175            --        67,175         *
Thomas G. Wyman..............     95,000(2)       1.2%        7,500            --        95,000(2)   1.0%
All executive officers and
  directors as a group
  (10 persons)...............    277,920          3.0%      175,120            --       277,920      2.9%
Georges Marciano
Marciano Investments, Inc.
Georges Marciano Trust.......  2,174,300(3)(4)   26.5%           --     1,200,000(5)    974,300     10.1%
  9756 Wilshire Blvd.
  Beverly Hills, California
  90212
Paul Marciano
Paul Marciano Trust..........    247,600(4)(6)    3.0%           --            --       247,600     2.6 %
  1444 South Alameda Street
  Los Angeles, California
  90021
Columbia Funds Management
  Company....................    500,000(7)       6.1%           --            --       500,000      5.2%
  1300 S.W. South Avenue
  P.O. Box 1350
  Portland, Oregon 97207

- ---------------

 *  Less than 1%

(1) Represents shares of Common Stock which are either subject to options which are exercisable within 60 days or subject to restricted stock awards which vest within 60 days. The Common Stock covered by such options and awards are also included in the columns entitled "Shares Beneficially Owned Prior to the Offering" and "Shares Owned Beneficially After the Offering."

(2) 87,500 of these shares are owned by TGW Limited Partnership ("TGW"). Mr. Wyman is the sole general partner of TGW and has sole voting and dispositive power with respect to the shares of Common Stock owned by TGW.

(3) According to Amendment No. 12 to Schedule 13D dated March 25, 1994 (the "Marciano Schedule 13D"), Marciano Investments, Inc. owns 1,200,000 shares of Common Stock. The Georges Marciano Trust has sole voting and dispositive power with respect to 927,300 shares of Common Stock owned by it and the 1,200,000 shares of Common Stock owned by Marciano Investments, Inc. by virtue of its 60% ownership of Marciano Investments, Inc. Georges Marciano may be deemed to be the beneficial owner of the 2,127,300 shares of Common Stock deemed to be beneficially owned by the Georges Marciano Trust and of 47,000 shares of Common Stock owned by various trusts of which Mr. Marciano is the sole trustee.


(4) According to the Marciano Schedule 13D, George Marciano and Paul Marciano and certain of their respective affiliates made a single, joint filing because they may be deemed to constitute a "group" within the meaning of
    Section 13(d) of the Exchange Act, although neither the fact of such filing nor anything contained therein shall be deemed to be an admission by such beneficial owners that a group exists.

(5) Shares of Common Stock being offered for sale by Marciano Investments, Inc.


(6) According to Schedule 13D dated March 25, 1994, Paul Marciano is the sole trustee of the Paul Marciano Trust which owns 247,600 shares of Common Stock and therefore may be deemed the beneficial owner of these 247,600 shares. The Paul Marciano Trust also owns 40% of Marciano Investments, Inc.


(7) According to a Schedule 13G dated January 31, 1994.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation of the Company and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by provisions of applicable law.

COMMON STOCK

     The Company has authorized capital stock consisting of 20,000,000 shares of Common Stock, no par value per share. Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. Cumulative voting in the election of directors is prohibited. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert Common Stock into other securities. Shares of Common Stock are not redeemable or subject to any sinking fund provisions. All of the outstanding shares of Common Stock are, and all shares of Common Stock offered hereby will be, when issued and paid for, fully paid and nonassessable.

     The holders of shares of Common Stock are entitled to dividends when, as and if declared by the Company's board of directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. See "Dividend Policy."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Society National Bank.

                                  UNDERWRITING

     The Underwriters of the offering of the Common Stock (the "Underwriters"), for whom Bear, Stearns & Co. Inc. is acting as Representative, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company and the Selling Shareholder the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
- ----------------------------------------------------------------------------------  ---------
Bear, Stearns & Co. Inc...........................................................
                                                                                    ---------
          Total...................................................................  2,600,000
                                                                                    ---------
                                                                                    ---------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not to exceed $. per share. The selected dealers may reallow a concession to certain other dealers not to exceed $. per share. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representative.

     The Company has granted to the Underwriters an option to purchase up to 390,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     In connection with the offering, the directors of the Company, and the Company and certain of the Selling Shareholder's affiliates, have agreed that they will not sell any shares of capital stock of the Company for a period of 90 and 180 days, respectively, without the prior written consent of the Representative, except for the shares offered hereby and issuances by the Company upon the exercise of employee stock options or vesting of restricted stock awards.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon by Baker & McKenzie. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gardere & Wynne, L.L.P.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries for and as of the fiscal years ended November 5, 1993, November 6, 1992 and October 31, 1991 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, which are included herein in reliance upon the authority of that firm as experts in giving such reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets of the Company as of February 4, 1994 (unaudited),
  November 5, 1993 and November 6, 1992...............................................  F-3
Consolidated Statements of Operations of the Company for the three months ended
  (unaudited) February 4, 1994 and February 5, 1993 and the years ended November 5,
  1993, November 6, 1992 and October 31, 1991.........................................  F-4
Consolidated Statements of Shareholders' Equity of the Company for the three months ended (unaudited) February 4, 1994 and the years ended November 5, 1993, November 6,
  1992 and October 31, 1991...........................................................  F-5
Consolidated Statements of Cash Flows of the Company for the three months ended
  (unaudited) February 4, 1994 and February 5, 1993 and the years ended November 5,
  1993, November 6, 1992 and October 31, 1991.........................................  F-6
Notes to Consolidated Financial Statements November 5, 1993, November 6, 1992 and
  October 31, 1991....................................................................  F-7
Notes to Unaudited Consolidated Quarterly Financial Statements February 4, 1994 and
  February 5, 1993....................................................................  F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Farah Incorporated:

     We have audited the accompanying consolidated balance sheets of Farah Incorporated (a Texas corporation) and subsidiaries as of November 5, 1993, and November 6, 1992, and the related statements of operations, shareholders' equity, and cash flows for each of the years ended November 5, 1993, November 6, 1992, and October 31, 1991. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farah Incorporated and subsidiaries as of November 5, 1993, and November 6, 1992, and the results of their operations and their cash flows for each of the years ended November 5, 1993, November 6, 1992, and October 31, 1991, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN & CO.

Dallas, Texas,
December 15, 1993

                      FARAH INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      FEBRUARY 4, 1994 (UNAUDITED), NOVEMBER 5, 1993, AND NOVEMBER 6, 1992
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                          FEBRUARY 4,     NOVEMBER 5,     NOVEMBER 6,
                                                             1994            1993            1992
                                                          -----------     -----------     -----------
                                                          (UNAUDITED)
Current assets:
  Cash..................................................   $   2,336       $   2,007        $ 1,634
  Trade receivables, net of allowance of $826 in 1994
     (unaudited), $805 in 1993 and $637 in 1992.........      27,311          32,458         25,200
  Inventories --
     Raw materials......................................      12,409          10,628          9,430
     Work-in-process....................................      19,330          15,706          9,736
     Finished goods.....................................      31,837          27,838         21,123
                                                          -----------     -----------     -----------
          Total inventories.............................      63,576          54,172         40,289
  Other current assets..................................       6,705           5,482          4,685
                                                          -----------     -----------     -----------
          Total current assets..........................      99,928          94,119         71,808
Notes receivable........................................       6,199           6,267          7,025
Property, plant, and equipment, net.....................      14,980          14,426         10,376
Other noncurrent assets.................................       3,941           4,079          3,928
                                                          -----------     -----------     -----------
                                                           $ 125,048       $ 118,891        $93,137
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt.......................................   $  31,605       $  25,680        $10,007
  Current maturities of long-term debt..................         640           4,509            286
  Trade payables........................................      20,225          20,324         14,588
  Accrued compensation..................................       2,085           3,630          2,801
  Other current liabilities.............................       8,233           7,203          7,301
                                                          -----------     -----------     -----------
          Total current liabilities.....................      62,788          61,346         34,983
Long-term debt, excluding current maturities............       2,885           1,179          4,452
Other noncurrent liabilities............................       3,598           3,627          3,346
Commitments and contingencies (Note 8)
Deferred gain on sale of building.......................       8,806           9,314         11,346
Shareholders' equity:
  Common stock, no par value in 1994 and 1993, $4 par
     value in 1992; authorized, 20,000,000 shares;
     issued, 8,179,504 in 1994 (unaudited), 8,007,900 in
     1993 and 7,921,917 in 1992.........................      45,516          44,369         31,688
  Additional paid-in capital............................          --              --         20,265
  Cumulative foreign currency translation adjustment....      (2,093)         (2,481)        (1,892)
  Minimum pension liability adjustment..................      (2,050)         (2,050)          (524)
  Retained earnings.....................................       5,707           3,696          3,564
                                                          -----------     -----------     -----------
                                                              47,080          43,534         53,101
  Less -- Treasury stock, 36,275 shares in 1994
          (unaudited) and 1993 and 655,275 in 1992, at
          cost..........................................         109             109         14,091
                                                          -----------     -----------     -----------
          Total shareholders' equity....................      46,971          43,425         39,010
                                                          -----------     -----------     -----------
                                                           $ 125,048       $ 118,891        $93,137
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------

          See accompanying notes to consolidated financial statements.

                      FARAH INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE THREE MONTHS ENDED (UNAUDITED) FEBRUARY 4, 1994, AND FEBRUARY 5, 1993,
  AND THE YEARS ENDED NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       THREE MONTHS ENDED                    FISCAL YEAR ENDED
                                   --------------------------    -----------------------------------------
                                   FEBRUARY 4,    FEBRUARY 5,    NOVEMBER 5,    NOVEMBER 6,    OCTOBER 31,
                                      1994           1993           1993           1992           1991
                                   -----------    -----------    -----------    -----------    -----------
                                   (UNAUDITED)
Net sales........................   $   51,270     $   35,316     $  180,114     $  151,990     $  151,202
Cost of sales....................       35,886         24,676        127,020        113,509        112,308
                                   -----------    -----------    -----------    -----------    -----------
          Gross profit...........       15,384         10,640         53,094         38,481         38,894
Selling, general and
  administrative expenses........       12,888          9,805         47,372         41,915         41,687
Factory conversion expenses......           --             --          4,000             --             --
                                   -----------    -----------    -----------    -----------    -----------
          Operating income
            (loss)...............        2,496            835          1,722         (3,434)        (2,793)
Other income (expense):
  Interest expense...............         (687)          (402)        (2,175)        (2,056)        (2,588)
  Interest income................          180            185            723          1,096          1,443
  Foreign currency transaction
     gains (losses)..............           75            (20)          (151)         1,460           (832)
  Gains on sales of assets.......           --             --            320              9            127
  Provision for Generra
     bankruptcy..................           --             --             --         (6,146)            --
  Other, net.....................            3              3             (3)          (149)          (559)
                                   -----------    -----------    -----------    -----------    -----------
                                          (429)          (234)        (1,286)        (5,786)        (2,409)
                                   -----------    -----------    -----------    -----------    -----------
          Income (loss) before
            income taxes.........        2,067            601            436         (9,220)        (5,202)
Provision (benefit) for income
  taxes..........................           56             (3)           304            369            306
                                   -----------    -----------    -----------    -----------    -----------
Net income (loss)................   $    2,011     $      604     $      132     $   (9,589)    $   (5,508)
                                   -----------    -----------    -----------    -----------    -----------
                                   -----------    -----------    -----------    -----------    -----------
Net income (loss) per share......   $     0.25     $     0.08     $     0.02     $    (1.52)    $    (0.93)
                                   -----------    -----------    -----------    -----------    -----------
                                   -----------    -----------    -----------    -----------    -----------
Weighted average shares of common
  stock (all periods) and common
  stock equivalents (income
  periods only) outstanding......    8,204,472      7,318,463      7,781,193      6,308,392      5,926,885
                                   -----------    -----------    -----------    -----------    -----------
                                   -----------    -----------    -----------    -----------    -----------

          See accompanying notes to consolidated financial statements.

                      FARAH INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR THE THREE MONTHS ENDED FEBRUARY 4, 1994 (UNAUDITED),
  AND THE YEARS ENDED NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     CUMULATIVE
                                                                      FOREIGN       MINIMUM
                                   COMMON STOCK        ADDITIONAL     CURRENCY      PENSION                     TREASURY STOCK
                                -------------------     PAID-IN      TRANSLATION   LIABILITY     RETAINED    --------------------
                                 SHARES     AMOUNT      CAPITAL      ADJUSTMENT    ADJUSTMENT    EARNINGS     SHARES      AMOUNT
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------
Balance, October 31, 1990...... 6,819,942   $27,280     $  24,326     $  1,292      $     --     $ 18,661     869,374    $ 19,692
  Net loss.....................        --        --            --           --            --       (5,508)         --          --
  Foreign currency translation
     adjustment................        --        --            --         (575)           --           --          --          --
  Exercise of stock options....    42,250       168             1           --            --           --          --          --
  Shares returned to repay
     loan......................        --        --            --           --            --           --      35,029         100
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------
Balance, October 31, 1991...... 6,862,192    27,448        24,327          717            --       13,153     904,403      19,792
  Net loss.....................        --        --            --           --            --       (9,589)         --          --
  Foreign currency translation
     adjustment................        --        --            --       (1,768)           --           --          --          --
  Minimum pension liability
     adjustment................        --        --            --           --          (524)          --          --          --
  Transfer of cumulative
     translation adjustment to
     currency transaction gain
     on closure of Farah
     Japan.....................        --        --            --         (841)           --           --          --          --
  Exercise of stock options and
     other.....................   109,725       440            15           --            --           --         872           6
  Sale of common stock.........   950,000     3,800        (4,077)          --            --           --    (250,000)     (5,707)
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------
Balance, November 6, 1992...... 7,921,917    31,688        20,265       (1,892)         (524)       3,564     655,275      14,091
  Net income...................        --        --            --           --            --          132          --          --
  Foreign currency translation
     adjustment................        --        --            --         (589)           --           --          --          --
  Minimum pension liability
     adjustment................        --        --            --           --        (1,526)          --          --          --
  Exercise of stock options and
     other.....................    85,983       509            24           --            --           --          --          --
  Sale of treasury shares......        --        --        (8,117)          --            --           --    (619,000)    (13,982)
  Reclassification upon change
     to no par common stock....        --    12,172       (12,172)          --            --           --          --          --
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------
Balance, November 5, 1993...... 8,007,900    44,369            --       (2,481)       (2,050)       3,696      36,275         109
  Net income (unaudited).......        --        --            --           --            --        2,011          --          --
  Foreign currency translation
     adjustment (unaudited)....        --        --            --          388            --           --          --          --
  Exercise of stock options and
     other (unaudited).........   171,604     1,147            --           --            --           --          --          --
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------
Balance, February 4, 1994
  (unaudited).................. 8,179,504   $45,516     $      --     $ (2,093)     $ (2,050)    $  5,707      36,275    $    109
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------
                                ---------   -------    ----------    ----------    ----------    --------    --------    --------

          See accompanying notes to consolidated financial statements.

                      FARAH INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE THREE MONTHS ENDED (UNAUDITED) FEBRUARY 4, 1994, AND FEBRUARY 5, 1993,
  AND THE YEARS ENDED NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991
                                 (IN THOUSANDS)

                                                THREE MONTHS ENDED                    FISCAL YEAR ENDED
                                            --------------------------    -----------------------------------------
                                            FEBRUARY 4,    FEBRUARY 5,    NOVEMBER 5,    NOVEMBER 6,    OCTOBER 31,
                                               1994           1993           1993           1992           1991
                                            -----------    -----------    -----------    -----------    -----------
                                                   (UNAUDITED)
Cash flows from (used in) operating
  activities:
  Net income (loss)........................   $ 2,011        $   604       $     132       $(9,589)       $(5,508)
  Adjustments to reconcile net income
     (loss) to net cash provided by (used
     in) operating activities --
       Depreciation and amortization.......       874            552           2,686         2,446          2,445
       Amortization of deferred gain on
          building sale....................      (508)          (508)         (2,032)       (2,032)        (2,033)
       Gains on sales of assets............        --             --            (320)           (9)          (127)
       Provision for Generra bankruptcy....        --             --              --         6,146             --
  Decrease (increase) in --
       Trade receivables, net..............     5,147          5,277          (7,258)        2,593           (319)
       Inventories.........................    (9,404)        (1,396)        (13,883)        4,406          1,532
       Income tax refunds and benefits.....        --             --              --            --          4,074
       Other current assets................    (1,223)          (295)           (797)         (165)         1,376
  Increase (decrease) in --
       Trade payables......................       (99)        (3,718)          5,736         2,131            280
       Other...............................      (515)        (2,231)           (294)       (1,117)           (21)
                                            -----------    -----------    -----------    -----------    -----------
          Net cash from (used in) operating
            activities.....................    (3,717)        (1,715)        (16,030)        4,810          1,699
                                            -----------    -----------    -----------    -----------    -----------
Cash flows from (used in) investing
  activities:
  Purchases of property, plant, and
     equipment.............................    (1,287)        (1,276)         (6,803)       (1,520)        (1,811)
  Proceeds from disposition of property,
     plant, and equipment..................        --             --             436           177            242
                                            -----------    -----------    -----------    -----------    -----------
          Net cash used in investing
            activities.....................    (1,287)        (1,276)         (6,367)       (1,343)        (1,569)
                                            -----------    -----------    -----------    -----------    -----------
Cash flows from (used in) financing
  activities:
  Net increase (decrease) in short-term
     debt..................................     5,981          3,475          15,673        (5,202)        (2,508)
  Proceeds from issuance of long-term
     debt..................................     1,897            202           1,456           436            628
  Repayment of long-term debt..............    (4,117)          (316)           (487)       (1,530)        (1,804)
  Proceeds from sale of common stock and
     exercise of stock options.............     1,055             34           5,881         5,879            169
  Proceeds from collection of accrued
     interest on Generra note receivable...        --             --              --            --          1,350
  Other....................................       129              2             836          (804)           (86)
                                            -----------    -----------    -----------    -----------    -----------
          Net cash from (used in) financing
            activities.....................     4,945          3,397          23,359        (1,221)        (2,251)
                                            -----------    -----------    -----------    -----------    -----------
Foreign currency translation adjustment....       388           (490)           (589)       (2,609)          (575)
                                            -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in cash............       329            (84)            373          (363)        (2,696)
Cash, beginning of year....................     2,007          1,634           1,634         1,997          4,693
                                            -----------    -----------    -----------    -----------    -----------
Cash, end of year..........................   $ 2,336        $ 1,550       $   2,007       $ 1,634        $ 1,997
                                            -----------    -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------    -----------
Supplemental cash flow disclosures:
  Interest paid............................   $   763        $   464       $   3,636       $ 2,036        $ 2,600
  Income taxes paid........................       272            867             878         1,043            265

          See accompanying notes to consolidated financial statements.

                      FARAH INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of Farah Incorporated (the "Parent Company") and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1993 presentation. The Parent Company's assets consist of investments in and advances to subsidiaries. The Parent Company does not have any significant amount of separate debt, credit facilities, or other liabilities, except for the 5% convertible subordinated debentures discussed in Note 3. (See the accompanying notes to the unaudited consolidated quarterly financial statements as of February 4, 1994, and February 5, 1993, at F-18.)

  Inventories

     Inventories are stated at the lower of first-in, first-out (FIFO) cost or market and include purchased materials and manufacturing labor and overhead. Market is based upon estimated selling price less costs to sell.

  Property, Plant, and Equipment

     Property, plant and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives (Note 2) of the related classes of assets.

     Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resulting gains and losses are included in operations. Gains on assets sold and leased back are recognized over the initial lease terms, net of any obligations required by the lease agreements. See Note 8 for further discussion.

  Intangible Assets

     At November 5, 1993 and November 6, 1992, intangible assets were $1,610,000 and $1,664,000, respectively, and consisted primarily of goodwill and intangible pension assets. Intangible assets, excluding intangible pension assets, are amortized on a straight-line basis over their estimated useful lives ranging from 2 to 30 years. Amortization approximated $200,000 in 1993, $489,000 in 1992 and $592,000 in 1991, including amortization of debt issuance costs of approximately $58,000, $361,000 and $454,000 in 1993, 1992, and 1991,
respectively.

  Revenue Recognition

     Revenues are recognized upon shipment of product.

  Foreign Currencies

     The Company translates its asset and liability accounts at the exchange rates in effect at the end of the fiscal year. Income and expense accounts are translated at average rates. Net foreign currency "translation" gains and losses are not included in operations, but are reflected as a separate item in the shareholders' equity section of the Consolidated Balance Sheets. Foreign currency "transaction" gains and losses are included in the Consolidated Statements of Operations. Also included in foreign currency transaction gains and losses for 1992 is a gain of $841,000 upon the substantial liquidation of one of the Company's foreign subsidiaries.

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

  Income Taxes

     Income taxes are provided pursuant to the provisions of Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" (SFAS 96). Under this statement, deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. These deferred taxes are measured by applying currently enacted tax laws. The Company has not yet adopted the provisions of SFAS 109, "Accounting for Income Taxes", which was issued in February 1992. This statement will be adopted in the first quarter of 1994. The Company does not believe that the adoption of this statement will have a material effect on the financial statements.

  Income (Loss) Per Share

     Income per share is based on the weighted average number of shares and common stock equivalents outstanding (7,781,193 in 1993). Loss per share is based on weighted average number of shares outstanding (6,308,392 in 1992 and 5,926,885 in 1991). Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the 5% convertible subordinated debentures (Note 3), which are not common stock equivalents, is not material.

  Generra Bankruptcy

     During the second half of 1992, a former subsidiary of the Company, Generra Sportswear Company, Inc., filed for protection under Chapter 11 of the federal bankruptcy laws. In conjunction with a 1989 sale of Generra, the Company retained a 5% ownership interest in Generra, as well as a $5,000,000 note receivable. A $6,146,000 provision for the loss on this investment and note was made in 1992.

  Change in Fiscal Reporting Periods

     Effective in the first quarter of fiscal 1992, the Company adopted a 52/53 week fiscal year. The 1992 financial statements contained 53 weeks. This change was implemented in an effort to conform the Company's accounting periods to that of many of its customers and to minimize heavy overtime and air freight resulting from calendar month-end deadlines that did not match customer deadlines. The change did not have a significant impact on results for 1992.

  Concentrations of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the retail industry. One customer accounted for $22,407,000 (12%), $21,721,000 (14%) and $21,905,000 (15%) of the Company's consolidated sales during the years ended November 5, 1993, November 6, 1992, and October 31, 1991, respectively. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

  Change in Par Value

     In the second quarter of 1993 the Company's shareholders approved a change in the par value of the Company's common stock from $4.00 per share to no par value. As a result, the Company's additional paid-in capital account was reclassified to the common stock account during the second quarter of 1993.

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

  Factory Conversion Expense

     In response to the success of the Company's Savane casual product line, the Company converted portions of the sew lines in its Costa Rican and Mexican factories from dress to casual production in the third quarter of 1993. Such conversion actions were the rearrangement, modification, or re-engineering of certain existing equipment, as well as the installation of new equipment. Certain costs were incurred as a result of the conversion. These included labor costs of maintaining the work force during the conversion primarily due to regulations or local statutes, U.S. import duties on costs incurred during the conversion, cost of testing and set-up of equipment, and additional costs resulting from customs and practices in the countries where the Company operates. Total costs associated with the factory conversion were approximately $4,000,000 and such amount is reported in the caption "Factory conversion expenses" in the Consolidated Statements of Operations. A substantial portion of this cost was incurred in the third quarter with the remainder being incurred in the first part of the fourth quarter.

2. PROPERTY, PLANT, AND EQUIPMENT:

     Property, plant, and equipment is comprised of the following (in thousands):

                                                             ESTIMATED
                                                              USEFUL
                                                           LIVES (YEARS)    1993        1992
                                                           -------------   -------     -------
    Factory machinery and equipment.......................   9-12          $22,243     $19,919
    Buildings.............................................   20-50           3,375       3,415
    Building improvements.................................   3-20            4,196       3,738
    Other fixtures and equipment..........................   3-10           10,640       7,880
    Land..................................................                     528         528
    Construction in progress..............................                     171         159
                                                                           -------     -------
              Total property, plant, and equipment........                  41,153      35,639
    Less -- Accumulated depreciation......................                  26,727      25,263
                                                                           -------     -------
              Net property, plant, and equipment..........                 $14,426     $10,376
                                                                           -------     -------
                                                                           -------     -------

     Depreciation expense approximated $2,486,000 in 1993, $1,957,000 in 1992, and $1,853,000 in 1991.

3. DEBT:

  Short-Term Debt

     As of November 5, 1993 the Company had two primary credit facilities. The Company's U.S. credit facility prohibits the payment of dividends by the Company and, except for debt service of the Company's 5% convertible subordinated debentures, the credit facilities restrict the subsidiaries from transferring substantially all net assets to the Parent Company through intercompany loans, advances, or dividends.

     The first credit facility, for Farah U.S.A., provides up to $40,000,000 of credit through November 3, 1995 for the Company's United States operations for either borrowings or letters of credit. Availability under the facility is limited by formulas derived from accounts receivable, inventory, and fixed assets. The facility is secured by substantially all assets of Farah U.S.A. and is guaranteed by the Parent Company and each of Farah U.S.A.'s domestic affiliates. Such guarantees are secured by substantially all of the assets of the related affiliates. The interest rate is prime (6% at November 5, 1993) plus 2 1/4% for borrowings and 1/4% per month for letters of credit. An unused credit line fee of 1/2% per annum is charged on the unused portion of the line when borrowings decrease below $17,500,000. The credit facility provides for a termination fee of 2% of the total facility amount if such facility is terminated prior to November 1994 and a 1% fee if terminated prior to

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

November 1995. As of November 5, 1993 usage under the facility was $27,246,000 (including letters of credit of $1,440,000) and the excess credit line available was $12,754,000. The credit facility restricts indebtedness and requires the maintenance of minimum net worth (as defined), minimum working capital, and maximum capital expenditures. There are also quarterly and annual pre-tax profit requirements for Farah U.S.A.

     The second credit facility provides up to L3,000,000 of credit through December 31, 1993, for use in the United Kingdom and Ireland. It also provides a L200,000 U.K. Customs Bond, and a $1,000,000 letter of credit to the Company's U.S. lender. Availability under the facility is limited by formulas derived from accounts receivable and inventory. The facility is secured by substantially all of the Company's assets in the U.K. and Ireland. The interest rate is prime plus 2% for borrowings, 2% for the Customs Bond and letter of credit to the Company's U.S. lender and standard tariff for other letters of credit. As of November 5, 1993 usage under the facility, all in the form of letters of credit and guarantees, was $1,235,000 and the excess credit line available was $4,545,000. The agreement requires a net worth minimum and minimum working capital ratio for the Company's U.K. and Irish subsidiaries. The Company's U.S. lender has indicated that they will provide financing for the Company's U.K. operations after the current facility expires.

     The following table reflects short-term debt balances and interest rates in 1993, 1992, and 1991 (in thousands):

                                                             1993        1992        1991
                                                            -------     -------     -------
    Average outstanding balance...........................  $22,868     $16,839     $18,189
    Maximum month-end balance outstanding.................   25,680      21,785      19,084
    Weighted average interest rate:
         During year......................................      8.7%        9.7%       12.3%
         Year-end.........................................      8.3%        9.0%       11.2%

  Long-Term Debt

     Long-term debt at year-end is as follows (in thousands):

                                                                         1993        1992
                                                                        ------      ------
    5% convertible subordinated debentures, due February 1, 1994......  $3,925      $3,925
    Term note secured by fixed assets, due the earlier of expiration of the short-term credit facility or August 2, 1995, bearing
      interest at prime plus 2 1/4%, due in monthly installments......     182         322
    Secured loans for equipment purchases, bearing interest at 8.01%
      and 7.90%, due in monthly installments thru January 1997........     253          --
    Obligations under capital leases..................................   1,328         491
                                                                        ------      ------
              Total long-term debt....................................   5,688       4,738
    Less -- Current installments......................................   4,509         286
                                                                        ------      ------
              Net long-term debt......................................  $1,179      $4,452
                                                                        ------      ------
                                                                        ------      ------

     The 5% convertible subordinated debentures are convertible into the Company's common stock at $37.62 per share, subject to adjustment under certain anti-dilution provisions. On December 3, 1993 the Company announced an offer to issue 8.5% convertible subordinated debentures due February 1, 2004 in exchange for these debentures, due February 1, 1994.

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

     Installments of long-term debt are as follows (in thousands):

        1994................................................................  $4,509
        1995................................................................     375
        1996................................................................     346
        1997................................................................     231
        1998................................................................     226
        1999................................................................       1
                                                                              ------
                                                                              $5,688
                                                                              ------
                                                                              ------

     During 1993 a related party to the Company purchased a junior participation of $2,000,000 in the Company's U.S. credit facility. Such participation was repaid on November 5, 1993.

4. SHAREHOLDERS' EQUITY:

     In the fourth quarter of 1992 and second quarter of 1993, the Company sold 1,200,000 and 619,000 shares, respectively, of its common stock to Marciano Investments, Inc. and affiliated persons ("Marciano"). Proceeds from the sales, net of expenses, were approximately $5,430,000 in 1992 and $5,958,000 in 1993. The shares acquired in these transactions, together with separately acquired shares, gave Marciano and the related parties approximately 32% of the Company's total outstanding common stock as of November 5, 1993. The definitive agreement executed in connection with the 1993 sale contains a provision which restricts Marciano from owning more than 40% of the Company's common stock for 18 months from March, 1993 without the consent of the Company. The agreement also contains restrictions on the Company's ability to sell certain equity securities for 18 months from March, 1993 without the consent of Marciano.

5. EMPLOYEE, EXECUTIVE, AND DIRECTOR STOCK OPTIONS AND AWARDS:

     The Company has granted options to certain employees and directors pursuant to employee and non-employee director stock option plans to purchase the Company's common stock at amounts not less than the market price on the date of the grant.

     During 1993, 80,000 shares of the Company's common stock were awarded to certain officers and directors pursuant to the stock option and restricted stock plans. The awards vest over varying periods beginning in 1993 and ending in 1996 of which 12,500 shares vested and were issued in 1993. The Company is recognizing the expense related to these awards over the period of service called for by the vesting provision of the awards.

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991


     The following table summarizes activity for such options and awards for the years ended November 5, 1993, November 6, 1992, and October 31, 1991:



                                                                          OPTIONS AND AWARDS
                                                           SHARES             OUTSTANDING
                                                         AVAILABLE    ---------------------------
                                                         FOR GRANT     SHARES     PRICE PER SHARE
                                                         ----------   --------    ---------------
    Balance, October 31, 1990..........................     185,251    420,570     $  4.00-10.00
      New shares approved..............................     300,000         --                --
      Granted..........................................    (343,500)   343,500        4.00-6.875
      Exercised........................................          --    (42,250)        4.00-7.50
      Cancelled or terminated..........................      43,839    (43,839)        4.00-5.75
                                                         ----------   --------
    Balance, October 31, 1991..........................     185,590    677,981     $  4.00-10.00
      Granted..........................................     (38,500)    38,500       6.625-6.875
      Exercised........................................          --   (109,725)        4.00-5.75
      Cancelled or terminated..........................      24,912    (24,912)       5.75-10.00
                                                         ----------   --------
    Balance, November 6, 1992..........................     172,002    581,844        4.00-10.00
      New shares authorized............................      75,000         --             6.875
      Granted..........................................    (187,000)   187,000           0-10.00
      Exercised........................................          --    (85,983)          0-10.00
      Cancelled or terminated..........................      42,500    (44,924)       6.00-10.00
                                                         ----------   --------
    Balance, November 5, 1993 (480,437 exercisable)....     102,502    637,937     $     0-10.00
                                                         ----------   --------
                                                         ----------   --------
    Options included above expire as follows:
      Five years after date of grant...................      22,950
      Ten years after date of grant....................     547,487


6. INCOME TAXES:

     Income (loss) before taxes and income taxes in 1993, 1992, and 1991 are shown below (in thousands):

                                                            1993         1992        1991
                                                           -------     --------     -------
    Income (loss) before income taxes:
      Domestic operations................................  $(1,682)    $(11,489)    $(4,097)
      Foreign operations.................................    2,118        2,269      (1,105)
                                                           -------     --------     -------
              Total consolidated.........................  $   436     $ (9,220)    $(5,202)
                                                           -------     --------     -------
                                                           -------     --------     -------
    Income taxes:
      Domestic operations................................  $    --     $     --     $    --
      Foreign operations --
         Current.........................................      304          369         306
         Deferred........................................       --           --          --
                                                           -------     --------     -------
              Total foreign..............................      304          369         306
                                                           -------     --------     -------
              Total consolidated.........................  $   304     $    369     $   306
                                                           -------     --------     -------
                                                           -------     --------     -------

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

     The effective tax rate differs from the statutory U.S. federal tax rate as summarized below (in thousands):

                                                                1993      1992       1991
                                                               ------    -------    -------
    Expected income taxes at U.S. statutory rate.............  $  148    $(3,135)   $(1,769)
    Effect of differing tax rates in foreign countries.......      79         38       (153)
    U.S. taxes on earnings of foreign subsidiaries...........      --        232         85
    Unrecognized deferred tax benefits.......................      --      2,264      2,143
    U.S. taxes on dividends from foreign countries...........   1,100      1,020         --
    Recognition of unrecognized deferred tax benefits........    (981)        --         --
    Other....................................................     (42)       (50)        --
                                                               ------    -------    -------
              Income taxes, as reported......................  $  304    $   369    $   306
                                                               ------    -------    -------
                                                               ------    -------    -------

     At November 5, 1993, the Company had net operating loss carryforwards for financial reporting purposes of approximately $15,700,000, most of which can be carried forward for substantial periods. For tax purposes, there were net operating loss carryforwards at November 5, 1993 available to offset future taxable income of approximately $4,000,000, of which $3,500,000 and $500,000 expire in 2007 and 2008, respectively. In addition, there were foreign tax credit carryforwards at November 5, 1993 available to offset limited classes of future taxable income of approximately $1,700,000, which expire beginning in 1994, with all expiring by 1996.

     Certain of the Company's foreign subsidiaries had undistributed retained earnings of approximately $21,200,000 at November 5, 1993. No U.S. tax has been provided on the undistributed earnings because management intends to indefinitely reinvest such earnings in the foreign operations. The amount of the unrecognized deferred tax liability for these undistributed earnings is approximately $5,900,000 at November 5, 1993.

     During 1993 the Internal Revenue Service completed its examination of the Company's U.S. tax returns for the years 1989 thru 1991. The examination resulted in no additional tax payments.

7. EMPLOYEE BENEFIT PLANS:

     The Company has two retirement plans. The first is a defined benefit plan which covers substantially all bargaining unit employees and retirees and the second is a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code which covers all non-union U.S. and Puerto Rican employees.

     Under the defined benefit plan the basic monthly pension payable to a participant upon normal retirement equals the product of the participant's deferred monthly retirement income amount times the number of years of credited service. Assets of the defined benefit plan are invested primarily in U.S. government obligations, corporate bonds, and equity securities.

     Under the defined contribution plan, each participant may contribute from 1% to 13% of his/her compensation. The Company matches contributions up to 3% of the participant's compensation. In 1993, 1992, and 1991 the Company's contribution to the plan was approximately $334,000, $311,000, and $315,000, respectively.

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

     The Company's policy is to fund accrued pension cost when such costs are deductible for tax purposes. Net periodic pension cost for the years ended November 5, 1993, November 6, 1992, and October 31, 1991 included the following components (in thousands):

                                                                   1993     1992     1991
                                                                   -----    -----    -----
    Service cost-benefits earned during the period................ $  35    $  39    $ 130
    Interest cost on projected benefit obligation.................   511      494      504
    Actual return on plan assets..................................  (381)     (71)    (965)
    Net amortization and deferral.................................   (39)    (370)     494
                                                                   -----    -----    -----
           Net periodic pension cost.............................. $ 126    $  92    $ 163
                                                                   -----    -----    -----
                                                                   -----    -----    -----

     The following table sets forth the funded status at November 5, 1993 and November 6, 1992 of the defined benefit plan (in thousands):

                                                                        1993        1992
                                                                       -------     -------
    Actuarial present value of benefit obligation:
      Vested benefit obligation....................................... $(7,150)    $(5,734)
      Non-vested benefit obligation...................................    (110)        (21)
                                                                       -------     -------
      Accumulated benefit obligation..................................  (7,260)     (5,755)
    Projected benefit obligation......................................  (7,260)     (5,755)
    Plan assets at market value.......................................   5,338       5,286
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets.............  (1,922)       (469)
    Unrecognized transition liability being recognized over average
      future service of plan participants.............................     601         667
    Unrecognized net loss from past experience different from that
      assumed and effects of changes in assumptions...................   2,050         524
    Adjustment required to recognize minimum liability................  (2,651)     (1,191)
                                                                       -------     -------
              Accrued pension expense................................. $(1,922)    $  (469)
                                                                       -------     -------
                                                                       -------     -------

     In determining the benefit obligations and service cost of the Company's defined benefit plan, weighted average discount rates of 7.50% and 9.25% were used in 1993 and 1992, respectively. The expected long-term rate of return on plan assets was 9.5% in both years.

     In 1993, as required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", the Company adjusted its additional pension liability to $2,651,000 to reflect the increased excess of the accumulated benefits over the fair value of plan assets. The adjusted additional pension liability, which had no effect on 1993 operations, was offset by an intangible asset of $601,000 and a decrease to shareholders' equity of $2,050,000.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions". The Company generally does not offer any post-retirement benefits; therefore, the statement will have no impact on the Company.

     In November 1992, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post Employment Benefits," was issued. Adoption is required for fiscal years beginning after December 15,

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

1993. The Company does not believe that the adoption of this statement will have a significant impact on the Company.

8. LEASES:

     During 1988 the Company consummated a sale and leaseback of its main El Paso, Texas manufacturing and office facility. A portion of the sale was paid by delivery of a $7,500,000 promissory note to the Company, secured by a second mortgage on the property. The balance of the note receivable at November 5, 1993 and November 6, 1992 was $6,450,000 and $6,686,000, respectively. The promissory note bears interest at 9.25% with principal and interest payable in monthly installments through February 2007. In connection with the sale, the Company entered into a ten year operating lease of the facility which is extendible for an additional ten years at the Company's option. The Company has pledged a $2,500,000 certificate of deposit as security for this lease. The gain on the sale was deferred. As of November 5, 1993, $9,314,000 remained to be recognized over the term of the initial lease.

     The Company and its subsidiaries occupy certain facilities and use certain equipment under operating leases which expire at various dates from fiscal 1994 to 2016. The following is a summary by year of the non-cancellable portion of future minimum lease payments under operating leases (in thousands):

        1994................................................................ $ 7,398
        1995................................................................   6,627
        1996................................................................   5,848
        1997................................................................   5,706
        1998................................................................   3,140
        Later years.........................................................   1,199
                                                                             -------
        Lease payments *.................................................... $29,918
                                                                             -------
                                                                             -------

- ---------------

* Minimum payments have not been reduced by minimum sub-lease rental income of $4,703,000 due in the future under non-cancellable sub-leases.

     During 1992 the Company entered into a 6 1/2 year operating sub-lease agreement for approximately one-half of its El Paso manufacturing facility. The following is a summary by year of the non-cancellable portion of future minimum rental income (in thousands):

        1994................................................................. $  881
        1995.................................................................  1,028
        1996.................................................................  1,028
        1997.................................................................  1,028
        1998.................................................................    738
                                                                              ------
        Total................................................................ $4,703
                                                                              ------
                                                                              ------

     Rental expense for all operating leases for 1993, 1992, and 1991 was $6,860,000, $6,837,000 and $6,570,000, respectively, (net of sub-lease income of approximately $881,000 in 1993 and $575,000 in 1992).

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

9. GEOGRAPHIC SEGMENT INFORMATION:

     The Company is engaged in one business segment. This includes the design, manufacture, distribution and sale of men's, young men's and boys' apparel in the United States and certain foreign countries, principally in Europe and the South Pacific. The following tabulation presents information regarding geographic segments for the years ended 1993, 1992, and 1991. Transfers between the United States and foreign areas are recorded at normal selling prices. Operating profit is total revenue less operating expenses. In computing operating profit, general corporate expenses, interest expense, and income taxes have been excluded (in thousands):

                                                             1993        1992        1991
                                                           --------    --------    --------
    Net sales:
      United States to unaffiliated customers............. $151,017    $116,031    $109,630
      Transfers between areas.............................      480         109         280
                                                           --------    --------    --------
           Total United States............................  151,497     116,140     109,910
      Europe..............................................   20,069      26,140      31,415
      South Pacific.......................................    9,028       9,819      10,157
      Adjustments and eliminations........................     (480)       (109)       (280)
                                                           --------    --------    --------
           Total.......................................... $180,114    $151,990    $151,202
                                                           --------    --------    --------
                                                           --------    --------    --------
    Operating profit (loss):
      United States....................................... $  1,274    $ (9,494)   $ (2,224)
      Europe..............................................      602         671        (840)
      South Pacific.......................................    1,565       2,097         247
      Adjustments and eliminations........................      (66)        (65)        (67)
                                                           --------    --------    --------
           Total..........................................    3,375      (6,791)     (2,884)
    Net gain on sale of assets............................      323           9         127
    General corporate expenses............................   (1,810)     (1,478)     (1,300)
    Interest expense, net.................................   (1,452)       (960)     (1,145)
                                                           --------    --------    --------
           Income (loss) before income taxes.............. $    436    $ (9,220)   $ (5,202)
                                                           --------    --------    --------
                                                           --------    --------    --------
    Identifiable assets:
      United States....................................... $ 97,811    $ 70,328    $ 70,382
      Europe..............................................   11,813      12,997      21,480
      Far East and the South Pacific......................   11,842      11,400      19,553
      Adjustments and eliminations........................   (2,575)     (1,588)     (4,588)
                                                           --------    --------    --------
           Total.......................................... $118,891    $ 93,137    $106,827
                                                           --------    --------    --------
                                                           --------    --------    --------

                      FARAH INCORPORATED AND SUBSIDIARIES

            NOVEMBER 5, 1993, NOVEMBER 6, 1992, AND OCTOBER 31, 1991

10. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED):

     Quarterly unaudited information for fiscal 1993 compared to fiscal 1992 is as follows (in thousands, except share data):

                                                FIRST       SECOND      THIRD       FOURTH
                                               QUARTER     QUARTER     QUARTER     QUARTER
                                               --------    --------    --------    --------
    1993
    Net sales................................. $ 35,316    $ 41,748    $ 43,773    $ 59,277
    Gross profit..............................   10,640      12,017      11,509      18,928
    Net income (loss).........................      604       1,289      (5,179)      3,418
    Net income (loss) per share...............     0.08        0.17       (0.65)       0.42
    Weighted average shares of common stock
      and common stock equivalents
      outstanding.............................7,318,463   7,742,098   7,939,768   8,124,443
    1992
    Net sales................................. $ 34,102    $ 37,753    $ 37,104    $ 43,031
    Gross profit..............................    8,862       8,999       8,233      12,387
    Net income (loss).........................     (425)     (2,258)     (8,109)      1,203
    Net income (loss) per share...............    (0.07)      (0.37)      (1.34)        .17
    Weighted average shares of common stock
      and common stock equivalents
      outstanding............................. 5,967,616  6,043,062   6,065,142   7,212,596

     The third quarter of 1993 includes $4,000,000 of factory conversion expenses (see Note 1).

     The third quarter of 1992 includes a provision for loss on Generra bankruptcy of $6,146,000 (see Note 1).

     In the fourth quarter of 1992 and second quarter of 1993, the Company sold 1,200,000 and 619,000 shares, respectively, of its common stock to Marciano Investments, Inc. and affiliated persons (see Note 4).

     For loss quarters, common stock equivalents are excluded from "weighted average shares of common stock and common stock equivalents outstanding."

                      FARAH INCORPORATED AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONSOLIDATED QUARTERLY
                              FINANCIAL STATEMENTS
                     FEBRUARY 4, 1994, AND FEBRUARY 5, 1993

1. BASIS OF PRESENTATION:

     The attached condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. As a result, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the disclosures made are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Consolidated Financial Statements.

     The foregoing financial information reflects all adjustments (which consist only of normal recurring adjustments) which are, in the opinion of management, necessary to present a fair statement of the financial position and the results of operations and cash flows for the interim periods. The results of operations for the three months ended February 4, 1994, may not be indicative of the results to be expected for the full fiscal year.

2. CHANGE IN ACCOUNTING PRINCIPLES -- ACCOUNTING FOR INCOME TAXES:

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences.

     The adoption of SFAS 109 had no significant impact on the consolidated quarterly financial statements for the three months ended February 4, 1994, as compared to the Company's prior method of accounting under Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes".

     The Company adopted SFAS 109 effective November 6, 1993, resulting in a deferred tax asset at November 6, 1993, of $8,580,000, less a valuation allowance of the same amount, as follows:

        Deferred tax assets:
          U.S. federal NOL carryforwards................................  $1,352,000
          Foreign NOL carryforwards.....................................   1,045,000
          Gain on sale of building fully recognized for tax.............   3,167,000
          Unrecognized capital loss.....................................     459,000
          Foreign tax credit carryforwards..............................   1,710,000
          Other accrued expenses and reserves...........................   1,840,000
          Other deferred tax assets.....................................     273,000
                                                                          ----------
                  Total deferred tax assets.............................   9,846,000
                                                                          ----------
        Deferred tax liabilities:
          Tax over book depreciation and amortization...................     862,000
          Other deferred tax liabilities................................     404,000
                                                                          ----------
                  Total deferred tax liabilities........................   1,266,000
                                                                          ----------
                  Net deferred tax asset................................   8,580,000
        Valuation allowance.............................................  (8,580,000)
                                                                          ----------
        Net deferred tax asset, net of valuation allowance..............  $       --
                                                                          ----------
                                                                          ----------

                      FARAH INCORPORATED AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONSOLIDATED QUARTERLY
                      FINANCIAL STATEMENTS -- (CONTINUED)
                     FEBRUARY 4, 1994, AND FEBRUARY 5, 1993

     Pursuant to the requirements of SFAS 109, a valuation allowance must be provided when it is more likely than not that the deferred tax asset will not be realized. The Company has provided a valuation allowance against the entire November 6, 1993, net deferred tax asset. In subsequent periods, the Company may reduce the valuation allowance, provided that utilization of the deferred tax asset is more likely than not as defined by SFAS 109.

     At November 6, 1993, the Company's U.S. subsidiary had approximately $3,977,000 of tax net operating loss carryforwards available to offset future taxable income. Approximately $3,515,000 of this carryforward expires in 2007 and $462,000 in 2008. The Company's United Kingdom and Ireland subsidiaries had approximately $3,078,000 and $296,000, respectively, of net operating loss carryforwards available to offset future taxable income in those countries. Carryforwards in these countries are available until used, for an indefinite future period. In addition, there were foreign tax credit carryforwards at November 6, 1993, available to offset limited classes of future taxable income of approximately $1,710,000, which expire beginning in 1994, with all expiring by 1996.

                                    {PHOTOS}

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information..................   3
Incorporation of Certain Documents by
  Reference............................   3
Prospectus Summary.....................   4
Investment Considerations..............   6
Use of Proceeds........................   8
Price Range of Common Stock............   9
Dividend Policy........................   9
Capitalization.........................  10
Selected Consolidated Financial Data...  11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  12
Business...............................  19
Management.............................  28
Principal and Selling Shareholders.....  30
Description of Capital Stock...........  32
Underwriting...........................  32
Legal Matters..........................  33
Experts................................  33
Index to Financial Statements.......... F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,600,000 SHARES

                               FARAH INCORPORATED

                                  COMMON STOCK
                                 (NO PAR VALUE)


                                  {FARAH LOGO}

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                            BEAR, STEARNS & CO. INC.



                                APRIL    , 1994


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The table below sets forth the estimated expenses expected to be incurred in connection with the issuance and distribution of the Common Stock to be registered and offered hereby:


        SEC Registration Fee..............................................  $ 21,198
        NASD Filing Fee...................................................     6,647
        NYSE Listing Fee..................................................     6,265
        "Blue Sky" Fees and Expenses......................................     4,000
        Printing and Engraving Expenses...................................    35,000
        Legal Fees and Expenses (other than Blue Sky).....................   125,000
        Accounting Fees and Expenses......................................    90,000
        Transfer Agent and Registrar Fees.................................     2,500
        Miscellaneous.....................................................    59,390
                                                                            --------
                  Total...................................................  $350,000
                                                                            --------
                                                                            --------


- ---------------

* To be supplied by amendment.

     Under contractual arrangements, the Company is paying all expenses of the Selling Shareholder, other than underwriting discounts and commissions.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The bylaws of the Company provide that directors and officers may be indemnified to the maximum extent permitted by the Texas Business Corporation Act (the "TBCA"). The TBCA permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses under certain circumstances.

     The Company has adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the corporation laws of the State of Texas. Under the Company's Articles of Incorporation, and as permitted by the corporation laws of the State of Texas, a director is not liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director of the Company. Such limitation of liability does not affect a director's liability for a breach of a director's duty of loyalty to the Company, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, an act or omission for which the liability of a director is expressly provided by statute, or an act related to an unlawful stock repurchase or dividend payment. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

     In addition, the Company and certain other persons may be entitled, under the form of Underwriting Agreement filed as Exhibit 1, to indemnification by the Underwriters and the Selling Shareholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the Company or such persons may be required to make in respect thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company has entered into indemnification agreements with each of its directors and executive officers and with two of its officers who are not executive officers. Each of these agreements, among other things, contractually obligates the Company to, under certain circumstances, indemnify the officer or director against certain expenses and liabilities arising out of legal proceedings which may be brought against such officer or director by reason of his status or service as a director or officer.

ITEM 16. EXHIBITS


       EXHIBIT
       NUMBER                                      DESCRIPTION
- ---------------------------------------------------------------------------------------------
        *1.1         -- Form of Underwriting Agreement.
       **3.1         -- Restated Articles of Incorporation dated March 29, 1988.
       **3.2         -- Articles of Amendment to Articles of Incorporation of Farah
                        Incorporated dated March 26, 1993.
         3.3         -- Amended and Restated Bylaws dated as of September 1, 1993
                        (incorporated by reference from Exhibit 3.2 to Form 10-K as of
                        November 5, 1993).
         4.1         -- Indenture dated as of February 1, 1994 (incorporated by reference from Exhibit 9(c)(1) to Schedule 13E-4 dated December 3, 1993).
       **5.1         -- Opinion of Baker & McKenzie.
        22           -- Subsidiaries of the Company (incorporated by reference from Exhibit
                        22 to Form 10-K as of November 5, 1993).
       *23.1         -- Consent of Arthur Andersen & Co.
      **23.2         -- Consent of Baker & McKenzie (included in Exhibit 5.1).
      **24           -- Power of Attorney (see signature pages of Registration Statement).


- ---------------

 * Filed herewith.


** Previously filed with the Registration Statement.


ITEM 17. UNDERTAKINGS

     1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. The undersigned registrant hereby undertakes that:

          A. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

          B. For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Paso, State of Texas, on this 18th day of April, 1994.


                                            FARAH INCORPORATED


                                            By:  /s/  RICHARD C. ALLENDER

                                                    Richard C. Allender
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                          Officer


                  SIGNATURE                                 TITLE                    DATE
- ---------------------------------------------  -------------------------------  ---------------
     /s/  RICHARD C. ALLENDER                  Chairman of the Board,            April 18, 1994
          Richard C. Allender                    President and Chief Executive
                                                 Officer (Principal Executive
                                                 Officer)
         /s/  JAMES C. SWAIM                   Executive Vice President, Chief   April 18, 1994
              James C. Swaim                     Financial Officer, Treasurer
                                                 and Director (Principal
                                                 Financial and Accounting
                                                 Officer)
                          *                    Director                          April 18, 1994
                  Clark L. Bullock
                          *                    Director                          April 18, 1994
             Christopher L. Carameros
                          *                    Director                          April 18, 1994
                    Sylvan Landau
                          *                    Director                          April 18, 1994
                 Michael R. Mitchell
                          *                    Director                          April 18, 1994
                  Edward J. Monahan
                          *                    Director                          April 18, 1994
                  Timothy B. Page
                          *                    Director                          April 18, 1994
                  Charles J. Smith
                          *                    Director                          April 18, 1994
                   Thomas G. Wyman


*By:  /s/  RICHARD C. ALLENDER
           Richard C. Allender
            Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
- -------------------------------------------------------------------------------------------------
   *1.1    -- Form of Underwriting Agreement.
  **3.1    -- Restated Articles of Incorporation dated March 29, 1988.
  **3.2    -- Articles of Amendment to Articles of Incorporation of Farah
              Incorporated dated March 26, 1993.
    3.3    -- Amended and Restated Bylaws dated as of September 1, 1993 (incorporated by reference from Exhibit 3.2 to Form 10-K as of November 5, 1993).
    4.1    -- Indenture dated as of February 1, 1994 (incorporated by reference from
              Exhibit 9(c)(1) to Schedule 13E-4 dated December 3, 1993).
  **5.1    -- Opinion of Baker & McKenzie.
   22      -- Subsidiaries of the Company (incorporated by reference from Exhibit 22 to Form 10-K as of November 5, 1993).
  *23.1    -- Consent of Arthur Andersen & Co.
 **23.2    -- Consent of Baker & McKenzie (included in Exhibit 5.1).
 **24      -- Power of Attorney (see signature pages of Registration Statement).


- ---------------

 * Filed herewith.

** Previously filed with the Registration Statement.